ANNUAL REPORT 2023 INTERPARFUMS, INC.

INTERPARFUMS, INC.

Annual Report 2023

Abercrombie & Fitch

Anna Sui

Boucheron

Coach

DKNY

Donna Karan

Emanuel Ungaro

Ferragamo

Graff

Guess

Hollister

Jimmy Choo

Karl Lagerfeld

Kate Spade

Lacoste

Lanvin

MCM

Moncler

Montblanc

Oscar de la Renta

Roberto Cavalli

Rochas

Van Cleef & Arpels

TABLE OF CONTENTS



Philippe Benacin and *Jean Madar*

2023 Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

2023 was the best year in our 40-plus year history. Once again, we achieved record sales and earnings, maintained our strong balance sheet, and increased our annual cash dividend by 20% to $3.00 per share.

Inter Parfums moved further up the industry ranks – according to Women's Wear Daily *(Annual Beauty Top 100)*, we ranked 30th, up from 33rd and 40th in the two prior years, respectively. This is especially gratifying considering we are a pure-play fragrance company, and we are scored against companies that compete in multiple categories.

On the environmental, social, and governance ("ESG") front, we have always acted as good corporate citizens and taken our responsibilities seriously. Like many of our industry competitors, we are applying a multi-functional and comprehensive approach to addressing corporate, environmental, and social responsibility issues, building off the United Nations' Sustainable Development Goals. Our European based operations have led the way in this initiative, and our United States based operations are actively following. While we recognize this important journey never ends, our efforts are increasingly being recognized.

We had multiple engines of growth in 2023, as our rich portfolio of brands enabled us to reach a wide range of consumers across multiple price points, geographies, age groups, and genders. Our largest brands, Jimmy Choo, Montblanc, and Coach each topped $200 million in sales, and our fourth largest, GUESS, was not far behind. We also continued to lay the foundation of future growth by adding two new brands to our portfolio, Lacoste and Roberto Cavalli, and extending our fragrance license with Montblanc to 2030. Our Italian subsidiary, which we established in 2021 when we took over the Ferragamo license, is fully operational and is already proving to be a superb asset. On top of Ferragamo and Ungaro, we are also managing the Roberto Cavalli License from Italy. Our goal is for this entity to serve as a hub for Italian licenses. We are also consolidating the distribution of all the Company's brands into our Italian affiliate, helping to unlock revenue growth and cost efficiencies.

In each quarter of 2023 we achieved record sales, totaling $1.3 billion for the year, or 21% ahead of 2022. Sales in our three largest markets – North America, Western Europe, and Asia – grew by 22%, 16%, and 17%, respectively. We also achieved top-line growth of 22% in the Middle East, 39% in Eastern Europe, and 33% in Central and South America. Travel retail perked up in 2023, and as of spring 2024, it is booming, driven by strong growth in international leisure and business travel.

Sales from our European based operations increased 16% in 2023, with significant gains by our leading brands – Jimmy Choo, Montblanc, and Coach – as well as by most of our mid-size brands, including Van Cleef & Arpels, Rochas, Kate Spade and Karl Lagerfeld. Legacy fragrance sales, coupled with new line extensions, made these gains possible. When it comes to product introductions, in our experience, the key is to seek a balance between new blockbuster pillars, and line extensions, along with commercial innovation to build the brands up to scale and maintain their freshness and relevance over time. In December 2022, we entered into a 15-year worldwide exclusive license with Lacoste, an emblematic brand in the world of fashion and sport, established in and thriving since 1933. The agreement became effective in January 2024, along with the commencement of shipments.

For our United States based operations, net sales rose 33%, largely from the continued success of GUESS fragrances and a full year of sales of Donna Karan and DKNY, sister brands that joined us in mid-2022. Since 2019, GUESS has been the largest brand within United States operations. We have reinforced a strong existing foundation and enriched the GUESS fragrance family with a host of new pillars and brand extensions. The fashion house duo, Donna Karan/DKNY, has been a valuable addition to our portfolio, climbing to the second largest brand under our stewardship. Ferragamo performed favorably with sister scent enrichments for its hero collections. In addition, after nearly a decade developing a global fragrance enterprise for Abercrombie & Fitch, they have entrusted us with their iconic *Fierce* collection. In early 2023, we signed an agreement to distribute the *Fierce* family of products in major markets, phased in over 2023 and 2024.

During 2023, we were able to grow net income at a faster rate than sales, achieving a 26% increase in net income attributable to Inter Parfums on a 21% increase in net sales. Our operating margin also expanded 120 basis points to 19.1%, up from 17.9% in 2022.

We continue to have a very strong balance sheet, closing the year with working capital of $514 million, including approximately $183 million in cash and cash equivalents and short-term investments. Our long-term debt at December 31, 2023 was $128 million, linked to the Paris headquarters and Lacoste license acquisitions.

Our financial standing, along with our track record of re-invigorating underserved brands like Donna Karan/DKNY or successfully building entirely new fragrance franchises for brands such as Jimmy Choo, have made Inter Parfums a premier choice among brand owners seeking to expand or establish a fragrance dimension to their brands. We are always on the lookout for new brands that suit our model, and at the same time, we have pruned our portfolio to discontinue smaller, underperforming brands.

We have terrific, highly recognized brands and global distribution that are a source of competitive advantage, but far and away our most valuable resource is our team. By the end of 2023, we had 607 full-time employees around the globe, which translates into revenue per employee of over $2 million, exemplifying the

essence of productivity. We extend our heartfelt gratitude to the entire team for their relentless efforts and contributions.

WHAT'S IN STORE FOR 2024?

In early 2024, we launched several new fragrances, including Montblanc *Legend Blue*, Donna Karan *Cashmere Collection*, Van Cleef & Arpels *Encens Précieux*, Karl Lagerfeld *Rouge*, Rochas *Orange Horizon*, Kate Spade *Bloom*, and Lacoste *L12.12 Blanc* and *L12.12 Rose*.

After revitalizing the established fragrance portfolios of Lacoste and Roberto Cavalli, initial sales have reinforced our confidence in these fragrance brands. We have an ambitious launch strategy planned for the balance of 2024, including blockbuster fragrances for DKNY and Lacoste, and extensions for the Jimmy Choo *I Want Choo* line and Roberto Cavalli *Signature* line. Multi-scent collections for GUESS are also in the works, followed in the fall by a new member of the GUESS *Uomo* men's fragrance family. The brand continues to show a high level of attractiveness, with strong desire and demand that positively influences the fragrance lines, driving our overall optimism. Lastly, extensions for Hollister's *Feelin' Free* and Ferragamo's *Signorina* will be unveiled later in the year.

IN CLOSING

We started this letter with Dear Fellow Shareholders, because the two of us, co-founders of Inter Parfums, own in excess of 40% of the outstanding shares. That means our interests are aligned with our investors. It also should be said that we are deeply passionate about our work and really love what we do. Some of our family members have joined the company and are demonstrating the same interest and passion to continue the adventure we have started.

2023 marked a record-breaking year, and our expectations are set even higher for 2024. The fragrance industry, particularly within the prestige and premium categories, has been exceptionally strong since 2022, with premiumization, characterized by high quality, high concentration fragrances, accounting for much of the boom. We have enjoyed exceptional growth, not only by riding the industry wave, but more importantly, by gaining market share. Outpacing the industry remains one of our goals. With an enduring commitment to staying at the forefront of industry trends and ongoing creativity in the development and marketing of our evolving portfolio of fragrances, we are well positioned for the future.

Our gratitude extends to our brand owners who recognize the value of our partnership approach, operational capabilities, efficiency, and commitment to enhancing their brand recognition and income through synergistic fragrance sales. Similarly, we thank our scores of suppliers and fillers across the globe. And of course, we want to recognize and thank our extraordinary distributors who enable our products to look great on the shelves, every day, in 120 nations across the globe.

With sincere thanks and appreciation,

Jean Madar
Chairman of the Board
& Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board
& President


Signorina
Unica
THE NEW FRAGRANCE
Signorina
Unica
FERRAGAMO
FERRAGAMO

Ferragamo Signorina Unica

The Company

Founded in 1982, we operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products.

Our worldwide headquarters and the office of our wholly owned United States subsidiary, Interparfums, USA LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. We also have wholly owned subsidiaries as follows:

Country	Subsidiary	Function
Italy for organization, and France for seat of management	Interparfums Italia Srl	Manufacture, market and distribute a wide array of prestige fragrances, and fragrance related products
Switzerland	Interparfums, USA Swiss Ltd	Sales Office
United Arab Emirates	Interparfums Middle East DMCC	Sales Office
Hong Kong, special administrative region of the Peoples Republic of China	Inter Parfums USA Hong Kong Limited	Sales Office

Our consolidated wholly owned subsidiary, Inter Parfums Holdings, S.A., and its majority owned subsidiary, Interparfums SA, maintain executive offices at 10 rue de Solférino, 75007 Paris, France. Our telephone number in Paris is 331.5377.0000. Interparfums SA also has wholly owned subsidiaries as follows:

Country	Subsidiary	Function
Italy	Interparfums Srl	Distribution
USA	Interparfums Luxury Brands, Inc.	Distribution of prestige brands in the United States
Switzerland	Interparfums (Suisse) Sarl	Holds and manages certain brand names
Republic of Singapore	Interparfums Singapore Pte., Ltd.	Sales and marketing office

Interparfums SA is also the majority owner of Parfums Rochas Spain, SL, a Spanish limited liability company, which specializes in the distribution of Rochas fragrances.


MONTBLANC
LEGEND
BLUE
MONTBLANC
LEGEND
BLUE
THE NEW FRAGRANCE FOR MEN

Montblanc Legend Blue

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR". The common shares of our subsidiary, Interparfums SA, are traded on the Euronext.

The Securities and Exchange Commission ("SEC") maintains an internet site at http://www.sec.gov that contains financial reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain our internet website at www.interparfumsinc.com, which is linked to the SEC internet site. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, interactive data files, current reports on Form 8-K, beneficial ownership reports (Forms 3, 4 and 5) and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two based operations, our European based operations and our United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are either received and stored directly at our third-party fillers or received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished product for us and then deliver them to one of our distribution centers.

Our fragrance products focus on prestige brands, each with a devoted following. By concentrating in markets where the brands are best known, we have had many successful product launches. We typically launch new fragrance families for our brands every few years, and more frequently seasonal and limited edition fragrances are introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

As with any business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments in fast-growing markets and channels to grow market share. We discuss in greater detail risk factors relating to our business in Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and the reports that we file from time to time with the SEC.

European Based Operations

We produce and distribute our fragrance products primarily under license agreements with brand owners, and fragrance product sales through our European based operations represented approximately 65% of net sales for the year ended December 31, 2023. We have built a portfolio of prestige brands, which include Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lacoste, Lanvin, Moncler, Montblanc, Rochas, and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world. The Lacoste fragrance license became effective on January 1, 2024.

United States Based Operations

Prestige brand fragrance products are also produced and marketed through our United States based operations and represented approximately 35% of net sales for the year ended December 31, 2023. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands, which include Abercrombie & Fitch, Anna Sui, Donna Karan, DKNY, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta, Roberto Cavalli, and Ungaro.

BUSINESS STRATEGY

Focus On Prestige Beauty Brands.

Prestige beauty brands are expected to contribute significantly to our growth. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market based operations and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose us as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

Grow Portfolio Brands Through New Product Development And Marketing

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. We regularly create a new family of fragrances for each brand in our portfolio. We frequently introduce seasonal and limited edition fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands or flankers) within our brand franchises. Furthermore, we promote the performance of our prestige fragrance operations through knowledge of the market, detailed analysis of the image and potential of each brand name, and a highly professional approach to international distribution channels.

Continue To Add New Brands To Our Portfolio, Through New Licenses Or Acquisitions

Prestige brands are the core of our business, and we intend to add new prestige beauty brands to our portfolio. Over the past 35 years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. To that end, in 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. Also in 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. This exclusive license became effective in July 2022. During 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics effective January 1, 2024. During 2023, we closed on a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. This license became effective in July 2023. As of December 31, 2023, we had cash, cash equivalents and short-term investments of approximately $182.8 million, which we believe should assist us in entering new brand licenses or outright acquisitions. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

Expand Existing Portfolio Into New Categories

We selectively broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products under some of our existing brands. We believe such product offerings meet customer needs, generate trial and further strengthen customer loyalty.

Continue To Build Global Distribution Footprint

Our business is a global business, and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, in addition to our arrangements with third party distributors globally, we are operating distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain for distribution of prestige fragrances. We may look into future joint arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. While building a global distribution footprint is part of our long-term strategy, we may need to make certain decisions based on the short-term needs of the business. We believe that in certain markets, vertical integration of our distribution network may be one of the keys to future growth of our Company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

RECENT DEVELOPMENTS

Abercrombie & Fitch

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, *Fierce*, in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which activated in February 2024, covers distribution in additional markets in Western Europe and Latin America, and may include other flankers of the *Fierce* family of products.

Roberto Cavalli

We entered into an exclusive worldwide fragrance license for the Roberto Cavalli brand, for 6.5 years, effective July 6, 2023. Our Roberto Cavalli fragrance license is held and operated by our Italian subsidiary, Interparfums Italia, Srl, in keeping with

the Company's strategy to develop an Italian brand hub, and is managed out of Paris, France. The first seven months of the license have been focused on producing finished goods, and we actively started distributing these products with key customers in February 2024. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years.

Dunhill

The Dunhill fragrance license expired on September 30, 2023 and was not renewed. The Company has now entered the twelve-month sell-off period during which it will maintain the right to sell-off remaining Dunhill fragrance inventory, which is customary in the fragrance industry. All usable components have been converted to finished goods, and any remaining components will be destroyed.

Salvatore Ferragamo

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions.

With respect to the management and coordination of activities related to the license agreement, the Company operates through a wholly owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition.

Emanuel Ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement with a 5-year optional term subject to certain conditions, with Emanuel Ungaro Italia S.r.l, for the creation, development and distribution of fragrances and fragrance-related products under the Emanuel Ungaro brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Donna Karan and DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we have gained several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Inter Parfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license became effective on July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business we took a $2.4 million impairment charge on our Rochas fashion trademark in the first quarter of 2021. In the fourth quarter of 2022, we again took a $6.8 million impairment charge on the Rochas fashion trademark after an independent expert concluded that the valuation of the trademark was $11.3 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to make this new structure operational beginning in 2024. An independent expert concluded that the valuation based on this new business model was consistent with prior valuations and no additional impairments were needed.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach)
- Concept choice
- Produce mock-ups for final acceptance of bottles and packaging
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies
- Choose suppliers
- Schedule production and packaging
- Issue component purchase orders
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures

Suppliers who assist us with product development include, but are not limited to:

- Independent perfumery design companies (Aesthete, Carré Basset, PI Design, Cent Degrés)
- Perfumers (IFF, Givaudan, Firmenich, Robertet, Takasago, Mane) who create a fragrance consistent with our expectations and, that of the fragrance designers and creators
- Fillers (Voyant, CPFPI, Omega Packaging, Societe de Diffusion de Produits de Parfumerie, TSM Brands, ICR, Cosmint, Tatra, Arcade Beauty)
- Bottle manufacturers (Pochet du Courval, Verescence, Verreries Brosse, Bormioli Luigi, Stoelzle Masnières, Heinz), caps (Qualipac, ALBEA, RPC, Codiplas, LF Beauty, Texen Group, S.A.R.L. J3P, SBG Packaging Group), Pumps (Silgan Dispensing Systems Thomaston Corp, Aptar, Rexam) or boxes (Autajon, Diamond Packaging, TPC Printing)
- Logistics (DiFarco, Bansard, Bolloré Logistics for storage, order preparation and shipment)

Suppliers' accounts for our European based operations are primarily settled in euro and for our United States based operations, suppliers' accounts are primarily settled in U.S. dollars. For our European based operations components for our prestige fragrances are purchased from many suppliers around the world and are primarily manufactured in France.

For United States based operations, components for our prestige fragrances are sourced from many suppliers around the world and are primarily manufactured in the United States and Italy. Additionally, we occasionally utilize third party manufacturers in China, Poland and Turkey.

MARKETING AND DISTRIBUTION

Our products are distributed in over 120 countries around the world through a selective distribution network. For our international distribution, we either contract with independent distribution companies specializing in luxury goods or distribute prestige products through our distribution subsidiaries. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our products through a variety of duty-free operators, such as airports and airlines, and select vacation destinations.

As our business is a global one, we intend to continue to build our global distribution footprint. For the distribution of brands within our European based operations, we operate through our distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain, in addition to our arrangements with third party distributors globally. Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world.

Over 50% of our European based prestige fragrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

The business of our European based operations has become increasingly seasonal due to the timing of shipments by our distribution subsidiaries and divisions to their customers, which are weighted to the second half of the year.

For our United States operations, we distribute products to retailers and distributors in the United States as well as internationally, including duty-free and other travel-related retailers. We also utilize our in-house sales team to reach our third party distributors and customers outside the United States. In addition, the business of our United States operations has become increasingly seasonal as shipments are weighted toward the second half of the year.



Jimmy Choo *I Want Choo*

Environmental Social & Governance

THE FOLLOWING IS A BRIEF SUMMARY OF THE ENVIRONMENTAL, SOCIAL & GOVERNANCE STRATEGIES AND BEST PRACTICES FOR INTER PARFUMS, INC., ITS UNITED STATES-BASED OPERATIONS INTERPARFUMS, USA LLC, AND INTERPARFUMS, ITALIA SRL IN ITALY AS WELL AS ITS FRENCH-BASED SUBSIDIARY, INTERPARFUMS SA.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

Both our United States-based operations and our European-based operations are good corporate citizens and take our responsibilities seriously. We comply with all applicable laws, rules, and regulations in general, particularly regarding chemicals and hazardous materials. Throughout our supply chain, from procurement of components to distribution of finished products, we act responsibly and monitor and comply with all legal requirements. While we do not own our manufacturing facilities, we set a high bar with our industrial partners by emphasizing quality, using good manufacturing practices and innovation, and encouraging them to build strong ESG programs of their own. Like many of our industry competitors, we are applying a multifunctional and comprehensive approach to addressing the issues of corporate, environmental, and social responsibility and transparency, building off the UN Sustainable Development Goals. Our European-based operations have led the way in this initiative, and our US operations are actively following.

ESG STRATEGY

Inter Parfums, Inc., our parent company, uses a multi-step process for Environment, Social, Governance ("ESG") related activities and reporting. Following the work done in ESG by our French-based subsidiary, Interparfums SA, in September 2022, we launched our United States ESG program for our subsidiaries, Interparfums, USA LLC in the United States and Interparfums, Italia Srl in Italy. Environmental data regarding our regional sales offices in Geneva, Dubai, and Hong Kong still need to be incorporated into our ESG reporting. The final step in our ESG reporting will be the combination of both ESG programs into a single cohesive report.

GOVERNANCE

Inter Parfums, Inc. adheres to corporate governance codes including anti-hedging, bribery, fraud, and prohibition against insider trading. The Company's management is responsible for developing and implementing its ESG strategies and programs under the ultimate oversight of the Board of Directors. Inter Parfums, Inc. is a publicly traded company (Nasdaq GS: IPAR) and files reports with the Securities and Exchange Commission ("SEC"). Our largest subsidiary, 72% owned Interparfums SA, is also a publicly traded company and complies with the reporting requirements of the Euronext. Interparfums SA maintains a governance policy related to its status as a publicly-held French company and complies with this policy where applicable.

UNITED STATES-BASED OPERATIONS ESG

Interparfums' United States-based operations ESG strategy is based upon the challenges we face, our risk analysis, and the expectations of our stakeholders. It reflects the United Nations' sustainable development goals (https://sdgs.un.org/fr/goals). We are committed to:

• *Fostering a more diverse and inclusive culture and impacting our community.* Our human capital is our greatest asset.

• *Keep reducing and optimizing our environmental footprint.* Climate change requires urgent action.

• *Creating sustainable fragrances throughout their whole life cycle.* The procurement of materials considers all those aspects.

• *Maintaining transparency and compliance* with all applicable laws, rules, and regulations, particularly regarding chemicals and hazardous materials.

We act as a climate stakeholder and anticipate future regulations. While we measure the carbon footprint of our activities and are at the low end of our industry sector, we are committed to reducing it through all product developments and marketing. We work with our business partners, contractors, and suppliers to ensure our fragrances are sustainable throughout their life cycle, from ingredient sourcing and manufacturing to packaging, advertising, and distribution. Our family-oriented management strives to cultivate a culture that promotes our values of entrepreneurship, commitment, creativity and passion, in a respectful and inclusive work environment, while empowering our employees to develop their skills and grow their career.

INTERPARFUMS SA CSR/ESG

Interparfums SA has identified its Corporate Social Responsibility challenges by considering stakeholder and market expectations.

The Company established a CSR Executive Committee in early 2021, comprising several divisions such as Operations & Supply Chain, Human Resources, Finance, Legal, and Communications. The committee formalized the Company's CSR strategy with the following goals:

- *Formalizing a "Responsible Employer Charter"* and strengthening the employee training plan
- *Reducing its ecological footprint* and involving suppliers in the process through optimized eco-design specifications and the use of recycled and recyclable materials
- *Measuring its carbon footprint* using the GHG protocol methodology and initiating a low-carbon trajectory
- *Formalizing a business ethics charter* to strengthen its sustainable development approach

Interparfums SA's ESG targets align with its Corporate Social Responsibility strategy. Since January 2024, thanks to improvement in ESG performance, Interparfums SA has been ranking 26th out of 104 companies, according to Sustainalytics, a leading ESG rating firm.

The first sustainable development goal is to ensure the health and safety of consumers in the cosmetic products Interparfums SA creates and markets.

In 2022, Interparfums SA formalized an optimized eco-design charter and shared it internally and externally with its subcontracting partners and suppliers. The charter aims to highlight the best practices for optimizing the eco-design of the Company's products across its value chain, including ingredient selection, techniques and materials, recycling and waste disposal, and reducing CO2 emissions.

Natural ingredients are always prioritized across all products, with over 80% natural fragrances and between 79% and 88% natural ingredients for other products like aftershave balm, hand cream, shower gel, and body lotion.

Another of Interparfums SA's main focus is managing the environmental impact of its operations in its head office in Paris and its High-Environmental-Quality (HEQ) certified warehouse in Normandy.

Interparfums SA constantly monitors energy and water consumption indicators to identify opportunities for improving energy efficiency in lighting, heating, and ventilation.

At the warehouse level, waste production is closely monitored.

In 2023, 27 tons of waste were recycled, and 3 tons of non-hazardous waste were incinerated with heat recovery.

Since 2021, the Company has committed to a low-carbon trajectory, whether for logistics and inter-plant transport or for the head office's regulations in terms of energy, water, and transportation. This goal is shared with suppliers to encourage them to measure and master their own carbon footprint within the EcoVadis scope.

Interparfums SA also strives to have a positive impact on the planet through its philanthropic contributions. One of the causes it supports is *The Sea Cleaners*, a charity founded by yachtsman Yvan Bourgnon to help clean up the oceans by deploying boats to collect and recycle plastic waste.

Altogether, the "Interparfums SA spirit" is guiding its ESG strategy. Management attaches the utmost importance to ensuring that every stakeholder understands and supports it, whether a shareholder, a licensor, a distributor, a supplier, or, even more so, an employee.

Interparfums SA is a caring employer committed to everyone's success. Training courses and development plans enhance the quality of the work carried out by the employees throughout their careers, enabling them to broaden their technical, managerial, and personal skills.

The Company's ethical pledge has been formalized in a charter called the "Code of Conduct," to which each employee adheres. It focuses on health, safety, discipline, risk prevention, harassment, respect for individual freedoms, sensitive transactions, fraud, and business confidentiality.

Diversity of profiles, cultures, ages, and genders is a source of strength for Interparfums SA. As an inclusive company, it has been organizing an annual disability awareness campaign in which all employees have been invited to participate since 2019.

Full information can be found in our 10K as well as in the current ESG report on our website https://www.interparfumsinc.com/esg

The Products

We are the owner of the Rochas brand, and the Lanvin brand name and trademark for our class of trade. In addition, we have built a portfolio of licensed prestige brands whereby we produce and distribute our prestige fragrance products under license agreements with brand owners. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures as are customary in our industry.

Our licenses expire on the following dates:

Brand Name	Expiration Date
Abercrombie & Fitch	Extends until either party terminates on 3 years' notice
Anna Sui	December 31, 2026, plus one 5-year optional term
Boucheron	December 31, 2025, plus a 5-year optional term if certain sales targets are met
Coach	June 30, 2026
DKNY	December 31, 2032, plus a 5-year optional term if certain sales targets are met
Donna Karan	December 31, 2032, plus a 5-year optional term if certain sales targets are met
Dunhill	Expired September 30, 2023, sell off period until September 30, 2024
Emanuel Ungaro	December 31, 2031, plus a 5-year optional term if certain sales targets are met
Ferragamo	December 31, 2031, plus a 5-year optional term if certain sales targets are met
French Connection	December 31, 2027, plus a 10-year optional term if certain sales targets are met
Graff	December 31, 2026, plus 3 optional 3-year terms if certain sales targets are met
GUESS	December 31, 2033
Hollister	Extends until either party terminates on 3 years' notice
Jimmy Choo	December 31, 2031
Karl Lagerfeld	October 31, 2032
Kate Spade	June 30, 2030
Lacoste	December 31, 2038
MCM	December 31, 2030, plus 4 option years
Moncler	December 31, 2026, plus a 5-year optional term if certain conditions are met
Montblanc	December 31, 2030
Oscar de la Renta	December 31, 2031, plus a 5-year optional term if certain sales targets are met
Roberto Cavalli	December 31, 2029
Van Cleef & Arpels	December 31, 2024

In connection with the acquisition of the Lanvin brand names and trademarks for our class of trade, we granted the seller the right to repurchase the brand names and trademarks on July 1, 2027 for €70 million (approximately $77 million) in accordance with an amendment signed in 2021. In connection with such amendment, we also granted a license to the seller to develop and sell cosmetics other than fragrances.

Fragrance Portfolio

MONT BLANC

In 2010, we entered into an exclusive license agreement to create, develop, and distribute fragrances and fragrance related products under the Montblanc brand. In 2015, we extended the agreement to December 31, 2025 and in 2023, we extended the agreement for a second time through December 31, 2030.

Montblanc has achieved a world-renowned position in the luxury-based operations and has become a purveyor of exclusive products, which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, international retail footprint through its network of more than 600 boutiques, high standards of product design and quality, Montblanc has grown to be our largest fragrance brand.

In 2011, we launched our first new Montblanc fragrance, *Legend*, which quickly became our best-selling men's line and has given rise to a plethora of flankers including *Legend Night*, *Legend Spirit*, and *Legend Red*. In 2014, we launched our second men's line, *Emblem* and like its predecessor, *Emblem* gave rise to brand extensions. In 2019, we unveiled Montblanc *Explorer*, which has added numerous flankers including *Ultra Blue* and *Platinum*. In 2024, a four-scent premium collection will debut, *Montblanc Collection*.


Montblanc
COLLECTION
MONTBLANC Black Meisterstück
MONTBLANC Patchouli Ink
MONTBLANC Extreme Leather
MONTBLANC Vetiver Glacier
MONTBLANC

Montblanc *Montblanc Collection*

JIMMY CHOO

In 2009, we entered into an exclusive 12-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Jimmy Choo brand, and in 2017, we extended the license agreement which now runs through December 31, 2031.

Jimmy Choo encompasses a complete luxury accessories brand. Women's shoes remain the core of the product offering, alongside handbags, small leather goods, scarves, eyewear, belts, fragrances and men's shoes. Jimmy Choo has a global store network encompassing more than 200 stores and is present in the most prestigious department and specialty stores worldwide. Jimmy Choo is part of the Capri Holdings Limited luxury fashion group. On August 10, 2023, Tapestry, Inc. entered into a definitive agreement under which Tapestry will acquire Capri Holdings, with the final closing date expected to come in 2024. There is no current information that would indicate this purchase would have any material impact on the Company's operations.

In the decade that followed, Jimmy Choo has grown to become our second largest brand with new pillars and flankers debuting regularly, both for men and women. Our newest women's fragrance pillar, *Rose Passion*, was unveiled in 2023. Established fragrance collections, including *Jimmy Choo, Jimmy Choo Man,* and *Jimmy Choo I Want Choo* continue to see international success.


JIMMY CHOO
MAN
AQUA
THE FRAGRANCE
JIMMY CHOO
MAN
AQUA

Jimmy Choo Jimmy Choo Man Aqua

COACH
NEW YORK

In 2015, we entered into an exclusive 11-year worldwide license to create, produce and distribute new men's and women's fragrances and fragrance related products under the Coach brand name. We distribute these fragrances globally to department stores, specialty stores and duty-free shops, as well as in Coach retail stores.

Founded in 1941, Coach is the ultimate American leather goods brand and has always been renowned for its quality craftsmanship. Now the luxury brand that best embodies New York's casual elegance, Coach also offers collections of ready-to-wear, lifestyle accessories and fragrances. Its contemporary approach to luxury combines authenticity and innovation, exported worldwide thanks to its thoroughly American non-conformist vision.

In 2016, we launched our first Coach fragrance, a women's signature scent, and in 2017, a men's scent, both of which became and remain top selling prestige fragrances. Subsequent flankers and extensions have enlarged the Coach fragrance enterprise as have entirely new collections, including *Coach Dreams* which debuted in early 2020, and its sister scent, *Dreams Sunset*, *Coach Wild Rose*, and *Coach Open Road*, a new fragrance for men. In 2023, we continued to enrich the Coach fragrance lines with the roll-out of a number of flankers and launched *Coach Love*.

Coach is part of the Tapestry house of brands.


COACH
love
The NEW FRAGRANCE
#expressyourlove

Coach Coach Love

GUESS

In 2018, we entered into an exclusive, 15-year worldwide license agreement with GUESS?, Inc. for the creation, development and distribution of fragrances under the GUESS brand.

Established in 1981, GUESS began as a jeans company and has since successfully grown into a global lifestyle brand. GUESS?, Inc. designs, markets, distributes and licenses a lifestyle collection of contemporary apparel, denim, handbags, watches, footwear and other related consumer products. GUESS products are distributed through branded GUESS stores as well as better department and specialty stores around the world.

We began selling GUESS legacy scents in 2018. In 2019 the GUESS brand quickly became the largest within our United States based operations, with legacy fragrances dominating the sales mix.

Since joining our portfolio, we have introduced several new blockbuster scents, including *Bella Vita, Effect,* and *Uomo,* the newest men's fragrance for GUESS, which came to market in 2022 with a flanker debuting in 2023. In 2024, we will launch GUESS *Iconic*, a new blockbuster scent for women, in addition to the roll-out of an innovative extension.


GUESS
ICONIC
GUESS
ICONIC
THE NEW FRAGRANCE FOR HER

Guess *Iconic*

DONNA KARAN
NEW YORK

In July 2022, our long-term global fragrance licence for the Donna Karan brand became effective. Donna Karan is recognized as a fashion pioneer, and in 2004 she received a lifetime achievement award from the Council of Fashion Designers of America. With roots that date back to 1984, the Donna Karan brand of today has been reimagined for a new era of modern women, expanding into an all-encompassing wardrobe of sportswear, handbags, footwear, accessories and select licensed products. The brand's lead fragrance, *Cashmere Mist*, launched in 1994 and was honored with the Fragrance Foundation Hall of Fame Award in 2019.


THE ULTIMATE LAYER OF LUXURY
DONNA KARAN
CASHMERE MIST

Donna Karan Cashmere Mist

DKNY

DKNY fragrances joined the Inter Parfurns fragrance portfolio on July 1, 2022. The DKNY brand emerged in 1989 as the "next generation" fashion response to Donna Karan's then teenage daughter raiding through her mom's closet. Today, DKNY designs, markets and globally distributes collections of apparel, accessories, footwear, and select licensed products. *Be Delicious*, the brand's best known scent which launched in 2004, was named one of the 25 Perfumes of All Time in April 2022 by Marie-Claire magazine. Like our Donna Karan fragrance license, our exclusive DKNY license was awarded to us by the G-III Apparel Group in September 2021. DKNY, along with its associated brand, Donna Karan, have emerged as superstars among our U.S. operations.


DKNY 24/7
DKNY
24/7
THE NEW FRAGRANCE THAT'S ALWAYS ON

DKNY 24/7

FERRAGAMO

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide 10-year license was granted for the production and distribution of Ferragamo brand perfumes, with a 5-year optional term if certain conditions are met.

Salvatore Ferragamo S.p.A. is the parent company of the Salvatore Ferragamo Group, one of the world's leaders in the luxury industry and whose origins date back to 1927. Named after its founder, the brand still represents and lives by the original values of Salvatore Ferragamo. The uniqueness and exclusivity of its creations, along with the perfect blend of style, creativity and innovation enriched by the quality and superior craftsmanship of the 'Made in Italy' tradition, have always been the hallmarks of the Salvatore Ferragamo's products notably shoes, leather goods, apparel, silk products and other accessories for men and women.

The current fragrance lineup includes *Storie di Seta*, a collection of four refined, luminous olfactory works of art. Each fragrance is made with rare, sustainable raw materials, and can be worn alone or in combination, creating a personalized multifaceted scent. The genderless collection is comprised of four fragrances in four colors. Four exclusive motifs drawn from the House's textile heritage adorn each flacon. Established scents in the Ferragamo portfolio include *Ferragamo*, a collection of fragrances for men, *Signorina*, a collection of fragrances for women, the *Tuscan Creations* series, the *Amo* series and the *Uomo* series. In 2023, we rolled out new flankers for the *Signorina* collection, *Liberia, a Storie di Seta* duo, *Cieli & Foreste*, and a four-scent collection for *Ferragamo*. New flankers are in the works for 2024.


FERRAGAMO
RED LEATHER
THE NEW FRAGRANCE
FERRAGAMO
FERRAGAMO

Ferragamo Red Leather

LACOSTE

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics.

At the juncture of sport and fashion, Lacoste frees us up, creates movement in our lives, and liberates our self-expression. In every collection, in every line, Lacoste's timeless elegance is captured through a combination of the creative and the classic. Since its beginnings, the crocodile's aura has grown more powerful with every generation who has worn it, becoming a rallying sign beyond style. Passed from country to country, from one generation to the next, from one friend to another, Lacoste pieces become imbued with an emotional connection that raises them to the status of icons.

The Lacoste license took into effect in January 2024, and we have been using the time since the license was signed to develop go-forward strategies, curate the collection, and produce entirely new fresh goods.


LACOSTE
LACOSTE
ORIGINAL
EAU DE PARFUM

Lacoste *Lacoste Original*

LANVIN
PARIS

In 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3, our class of trade. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

Lanvin fragrances occupy an important position in the selective distribution market in France, Eastern Europe and Asia, and we have several lines currently in distribution, including *Éclat d'Arpège, Lanvin L'Homme, Jeanne Lanvin, Modern Princess, A Girl in Capri,* and *Les Fleurs de Lanvin.*


LES FLEURS
DE
LANVIN
Sweet Jasmine
LANVIN
PARIS

Lanvin *Les Fleurs de Lanvin, Sweet Jasmine*

ROCHAS
PARIS

In 2015, we acquired the Rochas brand from The Procter & Gamble Company. Founded by Marcel Rochas in 1925, the brand began as a fashion house and expanded into perfumery in the 1950s under Hélène Rochas' direction.

With Rochas, nature is synonymous with French-style gardens, eternal springs, freshness, and innocence. Never dry, these gardens are constantly irrigated by the water of dreams and lit by the sun of the imagination. Rochas' birds and flowers are regularly revisited in the ready-to-wear creations and perfumes. They are part of the natural lifeblood of Rochas, a constant presence thronging with a multitude of colors and a very Parisian spirit.

Our first new fragrance for Rochas, *Mademoiselle Rochas*, had a successful launch in 2017 in its traditional markets of France and Spain. Over the next few years, we debuted flankers for legacy scents *Eau de Rochas* and *Mademoiselle Rochas*, plus others, and in 2018 we launched our first new men's line, *Rochas Moustache*. *Byzance* debuted in early 2020 and *Rochas Girl* in 2021. The first flanker for both came to market in 2022 as well as one for *L'Homme Rochas*. In 2023, we rolled-out pillar extensions *Eau de Rochas Citron Soleil* and *Rochas Girl Life*.


ROCHAS
MADEMOISELLE
ROCHAS
in Paris
MADEMOISELLE
ROCHAS
in Paris
THE NEW FRAGRANCE

Rochas *Mademoiselle Rochas in Paris*

Abercrombie & Fitch

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Abercrombie & Fitch brand name. We distribute these fragrances in specialty stores, department stores and duty-free shops, and in the U.S., in select Abercrombie & Fitch retail stores. Our initial men's scent, *First Instinct*, was launched in 2016 followed by a women's version in 2017. Since that time, we unveiled several new fragrances, most notably the *Authentic* and *Away* duos as well as brand extensions.

Abercrombie & Fitch Co. is a leading, global, omnichannel specialty retailer of apparel and accessories for men, women and kids. The iconic Abercrombie & Fitch brand was born in 1892 and aims to make every day feel as exceptional as the start of a long weekend.

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, *Fierce*, in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers *Fierce* distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which activated in February 2024, covers distribution in additional markets in Western Europe and Latin America, and may include other flankers of the *Fierce* family of products.


Abercrombie & Fitch
FIERCE
COLOGNE
THE ICONIC FRAGRANCE
Abercrombie & Fitch
FIERCE
COLOGNE

Abercrombie & Fitch Fierce

HOLLISTER
CALIFORNIA

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Hollister brand name. We distribute these fragrances in specialty stores, department stores and duty-free shops.

The quintessential apparel brand of the global teen consumer, Hollister celebrates the liberating spirit of the endless summer inside everyone. Inspired by California's laidback attitude, Hollister's clothes are designed to be lived in and made your own, for wherever life takes you.

In 2016, we launched our first men's and women's fragrance duo, *Wave*, which led to several extensions, as did subsequent fragrance families *Festival* and *Canyon Escape*. In 2023, we launched a new blockbuster scent, *Feelin' Good,* with plans to enrich the line with a new flanker in 2024.


HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free
HOLLISTER
FEELIN'
free
Hollister *Feelin' Free*

Oscar de la Renta

In 2013, we entered into an exclusive worldwide license to create, produce and distribute fragrances and fragrance related products under the Oscar de la Renta brand. In 2019, the agreement was extended through December 31, 2031, with an additional five-year option potentially extending the agreement through December 31, 2036.

Oscar de la Renta is one of the world's leading luxury goods firms. The New York-based company was established in 1965, and encompasses a full line of women's accessories, bridal, children's wear, fragrance, beauty and home goods, in addition to its internationally renowned signature women's ready to wear collection. Oscar de la Renta products are sold globally in fine department and specialty stores, www.oscardelarenta.com and through wholesale channels.

After taking over distribution of the brand's legacy fragrances in 2014, we introduced *Extraordinary* the following year. Oscar de la Renta *Bella Blanca* debuted in 2018, followed by *Bella Rosa, Bella Essence, Bella Bouquet,* and *Bella Night*. In 2021, we debuted an entirely new fragrance pillar, *Alibi,* which welcomed sister scents, *Alibi Eau de Toilette,* and more recently, *Alibi Eau Sensuelle.* In 2024, we will unveil the *Alibi 'Pop'* three-scent collection.


Oscar de la Renta
alibi
discover the new fragrance
alibi
Eau de Parfum

Oscar de la Renta *Alibi*

Van Cleef & Arpels

In 2018, we renewed its license agreement for an additional six years with Van Cleef & Arpels for the creation, development, and distribution of fragrance products through December 2024. Our initial 12-year license agreement with Van Cleef & Arpels was signed in 2006.

Since its founding in 1906, Van Cleef & Arpels has often turned to nature as an inexhaustible source of inspiration. Enthralled by the constant metamorphoses of flora and fauna, the Maison creates pieces that echo the blooming of flowers and the lushness of gardens. Over the decades, the excellence and creativity of the High Jewelry Maison established its reputation across the world.

Van Cleef & Arpels fragrances in current distribution include: *First* and *Collection Extraordinaire*. Sales of the *Collection Extraordinaire* line have experienced continued growth since its debut. We continue to introduce new additions to the Van Cleef & Arpels *Collection Extraordinaire* assortment annually, including *Oud Blanc*, *Rêve de Matiere*, and *Patchouli Blanc*, with further additions planned. Founded in 1896, Van Cleef & Arpels is a French luxury jewelry company owned by Richemont Holdings Limited.


Van Cleef & Arpels
HAUTE PARFUMERIE
Van Cleef & Arpels
ENCENS PRÉCIEUX
COLLECTION EXTRAORDINAIRE
COLLECTION
EXTRAORDINAIRE

Van Cleef & Arpels *Collection Extraordinaire, Encens Précieux*

roberto cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. The license became effective in July 2023 and will last for 6.5 years.

Roberto Cavalli scents are sophisticated, luxurious, and flamboyant, while *Just Cavalli* fragrances are designed to appeal to contemporary, urban customers that are young or young at heart. In addition to the two core lines, the house launched the *Roberto Cavalli Gold Collection,* an ultra-premium fragrance collection, in 2014. Cavalli fragrances are distributed globally, with a concentration in Europe, the Middle East and the United States. Additionally, we partnered with one of the top luxury retailers and distributors in the Middle East, a concentrated market for the brand, to further expand the brand.

We started shipping new, freshly produced goods in February 2024 and will be introducing our first signature flanker, *Sweet Ferocious*, in the summer of 2024. Following that, we have planned to release a *Just Cavalli* duo and a new collection of hair and body mists.


roberto cavalli
SWEET FEROCIOUS
roberto cavalli
SWEET FEROCIOUS

Roberto Cavalli Sweet Ferocious

KARL LAGERFELD

In 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V., the internationally renowned haute couture fashion house, to create, produce and distribute fragrances under the Karl Lagerfeld brand.

Under the creative direction of the late Karl Lagerfeld, one of the world's most influential and iconic designers, the Lagerfeld Portfolio represents a modern approach to distribution, an innovative digital strategy and a global 360 degree vision that reflect the designer's own style and soul. Karl Lagerfeld created the first fragrance that bears his name in 1978, and that legacy has expanded to include several growing multi-scent collection, *Les Parfums Matières*, and more recently, *Karl Cities*, a new collection featuring entries for New York, Paris, Hamburg, Tokyo and Vienna was unveiled. A new fragrance duo is unveiling in 2024.


KARL IKONIK
THE NEW FRAGRANCES FOR HER AND FOR HIM
KARL LAGERFELD

Karl Lagerfeld *Karl Ikonik*

kate spade
NEW YORK

In 2019, we entered into an exclusive, 11-year worldwide license agreement with Kate Spade to create, produce and distribute new perfumes and fragrance related products under the Kate Spade brand which we distribute globally to department and specialty stores and duty-free shops, as well as in Kate Spade retail stores.

Since its launch in 1993 with a collection of six essential handbags, Kate Spade has always stood for optimistic femininity. Today, the brand is a global life and style house with handbags, ready-to-wear, jewelry, footwear, gifts, home décor and more. Polished ease, thoughtful details and a modern, sophisticated use of color—Kate Spade's founding principles define a unique style synonymous with joy. Under the vision of its creative director, the brand continues to celebrate confident women with a youthful spirit. Kate Spade is part of the Tapestry house of brands.

Our first original scent, *Kate Spade New York*, debuted in January 2021. We have continued to enrich the collection with flankers, including *Kate Spade Sparkle*, and more recently, *Kate Spade Cherie*.


kate spade
NEW YORK
Bloom
The New Fragrance
kate spade
NEW YORK
Bloom

Kate Spade Bloom

MONCLER

In June 2020, we entered into an exclusive, 5-year worldwide license agreement with a potential 5-year extension with Moncler for the creation, development, and distribution of fragrances under the Moncler brand.

Moncler was founded at Monestier-de-Clermont, Grenoble, France, in 1952 and is currently headquartered in Italy. Over the years, the brand has combined style with constant technological research assisted by experts in activities linked to the world of the mountain. The Moncler outerwear collections marry the extreme demands of nature with those of city life.

Our first fragrance for the Moncler brand had a revolutionary LED design, and the flask-shaped bottles of *Moncler Pour Femme* and *Moncler Pour Homme* forged a powerful bond with the House Moncler's alpine roots and pioneering spirit. This playful and unique innovation enables its owner to write a personalized note that scrolls in red letters on the screen of the mirror bottle. In March 2023, we launched *Les Sommets Moncler* and *Home* collections, exploring a rich, woody olfactory palette.


MONCLER SUNRISE, THE NEW FRAGRANCES
MONCLER
PARFUMS

Moncler *Moncler Sunrise*

MCM

In 2019, we entered into an exclusive, 10-year worldwide license agreement with German luxury fashion house MCM for the creation, development and distribution of fragrances and fragrance related products under the MCM brand. The agreement has a 4-year automatic renewal option, potentially extending the license until December 31, 2034.

MCM is a luxury lifestyle goods and fashion house founded in 1976 with an attitude defined by the cultural Zeitgeist and its German heritage with a focus on functional innovation, including the use of cutting-edge techniques. Today, through its association with music, art, travel and technology, MCM embodies the bold, rebellious and aspirational. Always with an eye on the disruptive, the driving force behind MCM centers on revolutionizing classic design with futuristic materials. MCM's millennial and Gen Z audience is genderless, ageless, empowered and unconstrained by rules and boundaries.

Following through on our plan to develop extraordinary fragrances that capture the creative spirit of MCM, our first new fragrance, *MCM*, was released during the first quarter of 2021 to great success. In 2023, we debuted our first ever men's scent, *MCM Onyx*, and have plans to enrich the fragrance line with extensions in 2024.


MCM
CRUSH
INTRODUCING THE NEW FRAGRANCE
MCM CRUSH

MCM Crush

BOUCHERON
PARIS

In 2010, we entered into an exclusive 15-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Boucheron brand. For over a century, since becoming the first jeweler to open a boutique on Place Vendôme in 1893, Boucheron has embodied very high-end creation, luxury and French know-how. The mysterious and seductive collection of Boucheron fragrances unquestionably continues this prestigious line of creations.

Boucheron's legacy scents, *Femme* and *Homme*, and the legendary *Jaipur* perfume form the foundation of brand sales. Our team has enriched the portfolio with *Quatre* for men and women, a new men's fragrance, *Singulier*, along with several special editions, a growing collection of unique scents aptly named, *La Collection,* and *Serpent Bohème.* Boucheron operates through several boutiques worldwide as well as an e-commerce site.


BOUCHERON
QUATRE
ICONIC
QUATRE
ICONIC
BOUCHERON
Boucheron *Quatre Iconic*

emanuel ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement with Emanuel Ungaro for the creation, development and distribution of fragrances and fragrance-related products, under the Emanuel Ungaro brand. Founded in 1965 in Paris, the house of Emanuel Ungaro is an icon of French refinement and haute couture. Its unique style is expressed through unquestioning sensuality, purity of silhouette, flamboyant prints, and exquisite attention to detail. Season after season, Emanuel Ungaro dared to be different, combining unexpected yet sensual clashes of bright colors and prints with beautiful draping.

Ungaro fragrances uphold the same values of audacity and elegance, and the brand is best known internationally, and such presence will remain our sales focus as we continue to produce and distribute the brand's legacy scents, notably *Diva*. In 2023, we unveiled an extension, *Diva Rouge*, and are launching a new fragrance, *Cosmic,* in 2024.


emanuel ungaro
COSMIC
Introducing the new fragrance

Emanuel Ungaro Cosmic

ANNA SUI

In 2011, we entered into an exclusive worldwide fragrance license to create, produce and distribute fragrances and fragrance related products under the Anna Sui brand. The Anna Sui brand is mostly popular in Asia. Over the past decade, we have worked in partnership with Anna Sui and her creative team to build upon the brand's customer appeal and develop and market a family of fragrances including *Fantasia*, *Sui Dreams*, *Sky*, and *Sundae*, a new three fragrance collection.


ANNA SUI
Sundae
ANNA SUI
ANNA SUI
ANNA SUI

Anna Sui *Sundae*

GRAFF

In 2018, we entered into an exclusive, 8-year worldwide license agreement with London-based Graff for the creation, development and distribution of fragrances under the Graff brand. The agreement has three 3-year automatic renewal options, potentially extending the license until December 31, 2035.

Since Laurence Graff OBE founded the company in 1960, Graff has been dedicated to sourcing and crafting diamonds and gemstones of untold beauty and rarity and transforming them into spectacular pieces of jewelry that move the heart and stir the soul. Throughout its rich history, Graff has become the world leader for diamonds of rarity, magnitude and distinction. Each jewelry creation is designed and manufactured in Graff's London atelier, where master craftsmen employ techniques to emphasize the beauty of each individual stone. The company remains a family business, overseen by Francois Graff, Chief Executive Officer.

For Graff, a six-scent collection for women, *Lesedi La Rona*, debuted exclusively at Harrods, has now extended to only the most exclusive, limited, ultra-high end retail outlets. New members of the collection have been regularly added since the *Lesedi La Rona* launch.


GRAFF.COM
GRAFF
GRAFF
LESEDI LA RONA III PARFUM

Graff Lesedi La Rona III Parfum


North America
39%
Europe
31%
Asia
15%
Middle East
8%
Central &
South America
7%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in millions)

Year Ended December 31,	2023	2022	2021
North America	**$511.7**	$421.0	$346.9
Western Europe	**301.2**	259.2	202.0
Asia	**191.8**	163.6	135.2
Middle East	**107.3**	87.8	61.0
Eastern Europe	**103.2**	74.2	69.7
Central and South America	**92.7**	69.9	56.4
Other	**9.8**	11.0	8.4
	$1,317.7	$1,086.7	$879.6

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES ARE AS FOLLOWS:

(in thousands)

Year Ended December 31,	2023	2022	2021
United States	**$493,200**	$410,000	$344,100
France	**51,000**	44,800	44,000
Russia	**50,100**	33,964	43,400
United Kingdom	**47,500**	37,900	38,500

The Organization

All Corporate Functions:

Including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

Finance, Investor Relations And Administration:

Michel Atwood in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations:

Franck Moisio in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export Sales:

Hervé Bouillonnec in the United States and Frédéric Garcia-Pelayo and Stanislas Archambault in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (Home Country) Sales:

Hervé Bouillonnec in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

SIMPLIFIED CHART OF THE ORGANIZATION


44%
PHILIPPE BENACIN
JEAN MADAR
INTERPARFUMS, INC.
[NASDAQ 'IPAR']
56%
PUBLIC SHAREHOLDERS
100%
INTER PARFUMS HOLDINGS, SA
100%
INTER PARFUMS, USA LLC
100%
INTER PARFUMS ITALIA SRL
72%
INTERPARFUMS SA [EURONEXT - PARIS]
100%
INTER PARFUMS, USA HONG KONG LTD
100%
INTER PARFUMS MIDDLE EAST DMCC
100%
INTER PARFUMS, USA SWISS SA
100%
INTERPARFUMS LUXURY BRANDS, INC
100%
INTERPARFUMS [SUISSE] SARL
100%
INTERPARFUMS SINGAPORE PTE, LTD
51%
PARFUMS ROCHAS SPAIN, SL
European based Operations
US based Operations



Interparfums *Headquarters in Paris, 10 rue de Solférino*

CONTENTS

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

OVERVIEW

We operate in the fragrance business, and manufacture, market and distribute a wide array of prestige fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European based operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

We produce and distribute our European based fragrance products primarily under license agreements with brand owners, and European based fragrance product sales represented approximately 65%, 68% and 75% of net sales for 2023, 2022 and 2021, respectively. We have built a portfolio of prestige brands, which include *Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lanvin, Moncler, Montblanc, Rochas,* and *Van Cleef & Arpels,* whose products are distributed in over 120 countries around the world. In addition, our exclusive and worldwide license for the production and distribution of *Lacoste* brand perfumes and cosmetics became effective in January 2024.

Through our United States based operations, we also market fragrances and fragrance related products. United States based operations represented 35%, 32% and 25% of net sales in 2023, 2022 and 2021, respectively. These fragrance products are sold primarily pursuant to license or other agreements with the owners of the *Abercrombie & Fitch, Anna Sui, Donna Karan, DKNY, Emanuel Ungaro, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta,* and *Roberto Cavalli* brands.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the *Jimmy Choo, Montblanc, Coach, GUESS, Donna Karan/DKNY* and *Ferragamo* brand names. This diversified portfolio of top brands represented 73%, 71% and 66% of total sales in 2023, 2022, and 2021, respectively.

As a percentage of net sales, product sales for the Company's largest brands were as follows:

Years ended December 31,	2023	2022	2021
Jimmy Choo	**17%**	18%	18%
Montblanc	**17%**	18%	19%
Coach	**15%**	15%	16%
GUESS	**12%**	12%	12%
Donna Karan/DKNY	**7%**	3%	-
Ferragamo	**5%**	5%	1%

Quarterly sales fluctuations are influenced by the timing of new product launches as well as the third and fourth quarter holiday season. In certain markets where we sell directly to retailers, seasonality is more evident. We primarily sell directly to retailers in France, the United States, and Italy.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, through new licenses, or other arrangements or outright acquisitions of brands. Second, we grow through the introduction of new products and by supporting new and established products through advertising, merchandising and sampling, as well as by phasing out underperforming products, so we can devote greater resources to those products with greater potential. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any global business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

Our reported net sales are impacted by changes in foreign currency exchange rates. A strong U.S. dollar has a negative impact on our net sales. However, earnings are positively affected by a strong dollar, because over 50% of net sales of our European based operations are denominated in U.S. dollars, while almost all costs of our European based operations are incurred in euro. Conversely, a weak U.S. dollar has a favorable impact on our net sales while gross margins are negatively affected. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments and primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

IMPACT OF COVID-19 PANDEMIC

Please see our discussion of the Impact of the COVID-19 Pandemic, which is incorporated by reference to Note 2 to the Consolidated Financial Statements contained in this 2023 Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2023.

RECENT IMPORTANT EVENTS

Please see our discussion of Recent Important Events, which is incorporated by reference to Note 3 to the Consolidated Financial Statements contained in this 2023 Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2023.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

Long-Lived Assets

We evaluate indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 10.39%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

At December 31, 2023 indefinite-lived intangible assets aggregated $108.8 million. The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2023 assuming all other assumptions remained constant:

$ in millions	Change	Increase (decrease) to fair value
Weighted average cost of capital	+10%	$4.4
Weighted average cost of capital	−10%	$31.8
Future sales levels	+10%	$33.3
Future sales levels	−10%	$7.5

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of long-lived assets should be shortened, we would amortize the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite lived intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life." The existence of a repurchase option originally in 2025 and amended to 2027, may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8, we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (residual value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

Quantitative Analysis

During the three-year period ended December 31, 2023, we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and inventory obsolescence reserves. For 2023, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $0.7 million and selling, general and administrative expenses would have changed by approximately $0.1 million. The collective impact of these changes on 2023 operating income, net income attributable to Inter Parfums, Inc., and net income attributable to Inter Parfums, Inc. per diluted share would be an increase or decrease of approximately $0.6 million, $0.3 million and $0.01, respectively.

RESULTS OF OPERATIONS

Net Sales

(in millions)

Years Ended December 31,	2023	% Change	2022	% Change	2021
European based product sales	$861.9	16%	$744.0	12%	$663.2
United States based product sales	455.8	33%	342.7	58%	216.4
Total net sales	$1,317.7	21%	$1,086.7	24%	$879.6

Net sales in 2023 increased 21% compared to 2022. At comparable foreign currency exchange rates, net sales increased 20% in 2023, as compared to 2022, of which 5% is related to new brands. The average dollar/euro exchange rate for 2023 was 1.08 compared to 1.05 in 2022.

For European based operations, our largest brands, Jimmy Choo, Montblanc, and Coach grew 2023 sales by 19%, 15% and 25%, respectively, as compared to 2022. There were also significant gains made by our mid-sized brands, including Van Cleef & Arpels, Rochas, and Karl Lagerfeld. The year-over-year gains, in both euro and dollars, are all the more impressive considering our new product pipeline was dominated by flankers and extensions. The increase was also driven by the continued success of our established lines including Jimmy Choo *I Want Choo*, Montblanc *Legend*, Coach *Woman*, and Coach *Man*.

Sales by our United States based operations grew substantially in 2023, up 33%, as compared to 2022, largely from the continued success of GUESS fragrances, which performed exceedingly well during the quarters across all geographies, and was up 23% in 2023 as compared to 2022. This was driven by the continued growth in sales of the *Seductive* line within GUESS. The increase was also driven by the addition and extension of Donna Karan and DKNY to our portfolio. These two sister fragrance groups have climbed to become our second largest United States based brand in just one year under our expertise. We also had strong sales of Ferragamo fragrances, which we have enriched with sister scents for the *Signorina* and *Storie di Seta* collections. There were also gains made by our mid-sized brands, Oscar de la Renta Abercrombie & Fitch, and Hollister. In the second half of the year, we successfully completed Phase 1 of the Abercrombie & Fitch *Fierce* distribution roll-out.

We are confident in our future as 2024 has many exciting developments for the Company. We transitioned to a new modern enterprise resource planning system ("ERP") for our United States based operations, which has enabled us to operate more efficiently and offer more scale to absorb our newer brands. Distribution of Roberto Cavalli and Lacoste products, our newly acquired licenses, have begun in the first quarter. A new blockbuster fragrance line for Lacoste, and a new flanker for Roberto Cavalli *Signature* are planned to launch in the second half of 2024. We also have a solid line-up of new product launches in the pipeline for many of our existing brands. This includes the Phase 2 distribution roll-out of Abercrombie & Fitch *Fierce* in the first quarter, a roll out of the Donna Karan *Cashmere Collection* in the first quarter, a new DKNY blockbuster in the third quarter, a launch of a new GUESS fragrance in the second quarter, as well as an *Uomo* flanker in the third quarter. Extensions of Jimmy Choo *I Want Choo*, Montblanc *Legend*, and Coach *Dreams*, are set to debut throughout the year. Brand extensions and flankers are also in the works for Ferragamo, MCM, Abercrombie & Fitch, Hollister, Anna Sui, Emanuel Ungaro, and Oscar de la Renta. In sum, 2024 has all the earmarks of another strong year as the growth catalysts, such as the rebound of the travel retail business in Asia, currently far outweigh the headwinds, most notably supply chain disruptions that have largely abated.

As in the past, we hope to benefit from our strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. However, we have no certainty that any new license or acquisition agreements will be consummated.

Net Sales To Customers By Region

(in millions)

Year Ended December 31,	2023	2022	2021
North America	**$511.7**	$421.0	$346.9
Western Europe	**301.2**	259.2	202.0
Asia	**191.8**	163.6	135.2
Middle East	**107.3**	87.8	61.0
Eastern Europe	**103.2**	74.2	69.7
Central and South America	**92.7**	69.9	56.4
Other	**9.8**	11.0	8.4
	$1,317.7	$1,086.7	$879.6

Our largest market, North America, achieved sales growth of 22% in 2023 compared to 2022, followed by Western Europe and Asia where sales grew by 16% and 17% in 2023, respectively, compared to 2022. Middle East, Eastern Europe, and Central and South America also achieved top line growth of 22%, 39% and 33% in 2023, respectively, compared to 2022. Additionally, our travel retail business is continuing to show signs of renewed life.

Gross Profit Margins

(in millions)

Year Ended December 31,	2023	2022	2021
European based operations			
Net sales	**$861.9**	$744.0	$663.2
Cost of sales	**282.6**	236.9	221.2
Gross margin	**$579.3**	$507.1	$442.0
Gross margin, as a percent of net sales	**67.2%**	68.2%	66.6%
United States based operations			
Net sales	**$455.8**	$342.7	$216.4
Cost of sales	**196.0**	155.4	101.5
Gross margin	**$259.8**	$187.3	$114.9
Gross margin, as a percent of net sales	**57.0%**	54.7%	53.1%

The Company's gross margin percentage was 63.7% in 2023 as compared to 63.9% in 2022. The slight decrease in gross margin percentage was driven by unfavorable segment mix as well as certain one-time expenses related to inventory as discussed further below. Overall, the Company's pricing actions have broadly compensated for cost inflation impacts.

For European based operations, gross profit margin as a percentage of net sales was 67.2%, 68.2% and 66.6% in 2023, 2022 and 2021, respectively. We carefully monitor movements in foreign currency exchange rates as over 50% of our European based operations net sales is denominated in U.S. dollars, while most of our costs are incurred in euro. From a margin standpoint, a strong U.S. dollar has a positive effect on our gross margin while a weak U.S. dollar has a negative effect. The average dollar/euro exchange rate was 1.08 in 2023, 1.05 in 2022, and 1.18 in 2021. The weaker dollar in 2023 resulted in a decline in our gross margin. This decline was partially offset as distribution in the United States for European based operations is handled by a 100% owned subsidiary of Interparfums SA based in the United States. Therefore, sales are made at a wholesale price rather than at an ex-factory price, resulting in higher gross margins. Net sales of our United States based distribution subsidiary increased 14% in 2023, as compared to 2022, leading to favorable mix and helping to further offset the gross margin decline. The decline was also driven by an increase in inventory reserves made during 2023 related to certain underperforming brands. As the Company experienced long lead times in obtaining and building inventory during the COVID-19 Pandemic, high levels of inventory investments were required to protect service levels. Excluding these one-time adjustments, gross margin as a percentage of sales for European based operations would be in line with the prior period, driven by increases in pricing and product mix, offset by cost inflation.

For United States based operations, gross profit margin was 57.0%, 54.7% and 53.1% in 2023, 2022 and 2021, respectively. The significant margin expansion stems from a number of factors. Firstly, for the most part, the price increases we took in early 2023 weren't fully offset by a higher cost of goods given our cost containment efforts. Secondly, we are seeing favorable brand and channel mix, as a larger portion of our higher priced fragrances are being sold directly to retailers as opposed to third-party distributors. Lastly, the significant increase in sales in 2023 allowed us to better absorb fixed expenses such as depreciation and point of sale expenses, as compared to the prior year.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales, and aggregated $52.3 million, $43.1 million and $36.9 million in 2023, 2022 and 2021, respectively, and represented 4.0%, 4.0% and 4.2% of net sales, respectively.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $14.2 million, $15.8 million and $10.0 million in 2023, 2022 and 2021, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross margins may not be comparable to other companies, which may include these expenses as a component of cost of sales.

Selling, General & Administrative Expenses

(in millions)

Years ended December 31,	2023	2022	2021
European Operations			
Selling, general & administrative expenses	**$406.6**	$358.3	$327.5
Selling, general & administrative expenses as a percent of net sales	**47.2%**	48.2%	49.4%
United States Operations			
Selling, general & administrative expenses	**$181.1**	$134.0	$79.0
Selling, general & administrative expenses as a percent of net sales	**39.7%**	39.1%	36.5%

The Company's selling, general and administrative expenses as a percentage of nets sales were 44.6%, 45.3% and 46.2% in 2023, 2022 and 2021, respectively. This decrease was largely driven by sales growth during 2023 and 2022 allowing for better absorption of fixed operating costs, and favorable segment mix.

For European based operations, selling, general and administrative expenses increased 13% and 9% in 2023 and 2022, respectively, as compared to the corresponding prior year period, and represented 47.2%, 48.2% and 49.4% of net sales in 2023, 2022 and 2021, respectively. As discussed in more detail below, these fluctuations, which are in line with the fluctuations in sales for European operations, are primarily from variations in promotion and advertising expenditures. For United States based operations, selling, general and administrative expenses increased 35% and 70% in 2023 and 2022, respectively, as compared to the corresponding prior year period and represented 39.7%, 39.1% and 36.5% of net sales in 2023, 2022 and 2021, respectively. As discussed in more detail below, these fluctuations, which are in line with the fluctuations in sales for United States based operations,

are primarily from variations in promotion and advertising expenditures. Additionally, the United States based operations increased expenses related to salaries and benefits as we build the organization and infrastructure to support our new brands and future growth. The increase related to these structural and personnel investments began throughout 2022 and had full year impact in 2023 of $7.8 million.

Promotion and advertising included in selling, general and administrative expenses aggregated $259.9 million, $212.4 million and $171.1 million in 2023, 2022 and 2021, respectively. Promotion and advertising represented 19.7%, 19.5% and 19.5% of net sales in 2023, 2022 and 2021, respectively. Promotion and advertising are integral parts of our industry, and we continue to invest heavily to support new product launches and to build brand awareness. We believe that our promotion and advertising efforts have had a beneficial effect on sales. All of our brands have benefitted from newly launched and enhanced e-commerce sites in existing markets in collaboration with our retail customers on their e-commerce sites. We also continue to develop and implement omnichannel concepts and compelling content to deliver an integrated consumer experience. Long term, we anticipate that on a full year basis, promotion and advertising expenditures should aggregate approximately 21% of net sales, which is in line with pre-COVID historical averages.

Royalty expense included in selling, general and administrative expenses aggregated $103.8 million, $87.0 million and $68.9 million in 2023, 2022 and 2021, respectively. Royalty expense represented 7.9%, 8.0% and 7.8% of net sales in 2023, 2022 and 2021, respectively, due to changes in brand mix.

Service fees, which are fees paid within our European based operations to third parties relating to the activities of our distribution subsidiaries, aggregated $11.0 million, $7.9 million and $9.4 million in 2023, 2022 and 2021, respectively. The amounts are in line with and directly related to fluctuations in sales within our U.S. distribution subsidiary.

Income from Operations

As a result of the above analysis regarding net sales, gross profit margins and selling, general and administrative expenses, our operating margins aggregated 19.1%, 17.9% and 16.8% for the years ended December 31, 2023, 2022 and 2021, respectively.

Other Income and Expenses

Interest expense is primarily related to the financing of brand and licensing acquisitions. The increase in interest expense in 2023 is related to prior year acquisitions. In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a $55.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. Additionally, in April 2021, we completed the acquisition of the headquarters of Interparfums SA. The acquisition was financed by a 10-year approximately $132.6 million (€120 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately $88.4 million (€80 million) of the variable rate debt was swapped for fixed interest rate debt with a maximum interest rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%. Long-term debt including current maturities aggregated $157.5 million, $180.0 million and $148.8 million as of December 31, 2023, 2022 and 2021, respectively.

We enter into foreign currency forward exchange contracts to manage exposure related to receivables from unaffiliated third parties denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Over 50% of net sales of our European based operations are denominated in U.S. dollars. Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying consolidated income statements. Such gains and losses were immaterial in each 2023, 2022, and 2021.

Interest and investment income represents interest earned on cash and cash equivalents and short-term investments. As of December 31, 2023, short-term investments include approximately $9.4 million of marketable equity securities of other companies in the luxury goods sector. In the first quarter of 2023, the Company sold marketable securities which generated a gain of $3.1 million. The Company purchased additional marketable securities in the second and third quarter of 2023, which generated unrealized losses of $0.3 million during 2023. Overall the increases in interest rates led to higher net interest expenses. These increases in interest expense combined with losses on foreign currency were partially offset by the gains on marketable securities.

Income Taxes

Our consolidated effective tax rate was 24.8%, 22.2% and 27.1% in 2023, 2022 and 2021, respectively.

The effective tax rate for European based operations was 27.3%, 25.2% and 30.6% in 2023, 2022 and 2021, respectively. The French Government voted the reduction of the French corporate income tax rate from approximately 33% to 25% over a three-year period resulting in the decrease in rate from 2021 to 2022. Our effective tax rate in 2023 differs from the 25% statutory rate due to a one-time tax assessment of € 2.8 million ($3.1 million) included in tax expense as the result of a tax audit conducted for the 2020 and 2021 tax years.

The effective tax rate for United States based operations was 19.3%, 13.8% and 15.6% in 2023, 2022 and 2021, respectively. Our effective tax rate differs from the 21% statutory rate due to benefits received from the exercise of stock options as well as deductions we are allowed for a portion of our foreign derived intangible income, slightly offset by state and local taxes. Additionally, in the third quarter of 2022, our United States based operations recognized a one-time tax benefit of $2.5 million associated with the 2021 Salvatore Ferragamo acquisition. At the time of the acquisition, we had not recognized deferred tax benefits as there were uncertainties concerning its potential recoverability; however, as of September 30, 2022, recoverability was deemed likely. Other than as discussed above, we did not experience any significant changes in tax rates, and none were expected in the jurisdictions where we operate.

The Company has determined that it has no tax liability related to global intangible low-taxed income ("GILTI") as of December 31, 2023, 2022 and 2021. The Company also estimated the effect of its foreign derived intangible income ("FDII") and recorded a tax benefit of $2.4 million, $1.5 million and $0.6 million as of December 31, 2023, 2022 and 2021, respectively. Share-based compensation resulted in a discrete tax benefit of $1.2 million, $0.8 million and $1.3 million in 2023, 2022 and 2021, respectively.

Net Income

(In thousands)

Years ended December, 31	2023	2022	2021
Net income attributable to European based operations	**123,994**	$107,292	$80,670
Net income attributable to United States based operations	**63,782**	43,745	29,357
Net income	**187,776**	151,037	110,027
Less: Net income attributable to the noncontrolling interest	**35,122**	30,099	22,616
Net income attributable to Inter Parfums, Inc.	**$152,654**	$120,938	$87,411

Net income attributable to Inter Parfums, Inc. was $152.7 million, $120.9 million and $87.4 million in 2023, 2022 and 2021, respectively.

Net income attributable to European based operations was $124.0 million, $107.3 million and $80.7 million in 2023, 2022 and 2021, respectively, while net income attributable to United States based operations was $63.8 million, $43.7 million and $29.4 million in 2023, 2022 and 2021, respectively. The significant fluctuations in net income for both European and United States based operations are directly related to the previous discussions relating to changes in sales, gross profit margins, selling, general and administrative expenses.

The noncontrolling interest arises from our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext. Net income attributable to the noncontrolling interest is directly related to the profitability of our European based operations and aggregated 28.1%, 27.9% and 28.0% of European based operations net income in 2023, 2022 and 2021, respectively. Net profit margins attributable to Inter Parfums, Inc. aggregated 11.6%, 11.1% and 9.9% in 2023, 2022 and 2021, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our conservative financial tradition has enabled us to amass significant cash balances. As of December 31, 2023, we had $182.8 million in cash and cash equivalents and short-term investments, most of which are held in euro by our European based operations and is readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments. As of December 31, 2023, short-term investments include approximately $12.9 million of marketable equity securities.

As of December 31, 2023, working capital aggregated $514 million, and we had a working capital ratio of 2.6 to 1. Approximately 78% of the Company's total assets are held by European based operations, and approximately $255 million of trademarks, licenses and other intangible assets are also held by European based operations.

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with

the manufacture and sale of its products expiring at various dates through 2039. In connection with most of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments. See Item 8. Financial Statements and Supplementary Data – Note 12 – Commitments in this annual report on Form 10-K. Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2023, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

The Company hopes to continue to benefit from its strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. In July 2023, we entered into a global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Roberto Cavalli brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This license took effect in July 2023, and began shipping products in February 2024.

In December 2022, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Lacoste brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. This new license took effect and products have started to ship in January 2024.

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we gained several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. The exclusive license became effective on July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

In October 2021, we closed a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions. With respect to the management and coordination of activities related to the license agreement, the Company is operating through a wholly-owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition. The total cost of the assets acquired net of liabilities assumed aggregated approximately $35.8 million. In connection with this acquisition, we agreed to pay $17.0 million in equal annual installments of $1.7 million including interest imputed at 2.0%.

Cash provided by operating activities aggregated $105.8 million, $73.0 million, and $119.6 million in 2023, 2022 and 2021, respectively. In 2023, working capital items used $102.0 million in cash from operating activities, as compared to $107.7 million in 2022 and $13.7 million in 2021. Although, from a cash flow perspective, accounts receivable is up 19% from year-end 2022, the balance is reasonable based 2023 record sales levels and reflects a strong collection activity as day's sales outstanding decreased slightly to 60 days in 2023, as compared to 64 days and 61 days in 2022 and 2021, respectively. From a cash flow perspective, inventory levels are up 25% from year-end 2022. Inventory days on hand increased to 249 days in 2023, as compared to 231 days in 2022, and 208 days in 2021 as we have built up inventory related to the newly acquired licenses for Lacoste and Roberto Cavalli which began shipping to customers in 2024.

Cash flows provided by investing activities in 2023 reflect the purchases and sales of short-term investments. These investments consist of certificates of deposit with maturities greater than three months, marketable equity securities and other contracts. At December 31, 2023, approximately $2.2 million of certificates of deposit contain penalties where we would forfeit a portion of the interest earned in the event of early withdrawal.

Furthermore, in December 2023, the second installment payment to Lacoste related to the acquisition of the Lacoste trademark in 2022 for $43.3 million (€40 million) was made.

Our business is not capital intensive as we do not own any manufacturing facilities. On a full year basis, we typically spend approximately $5.0 million on tools and molds, depending on our new product development calendar. Capital expenditures also include amounts for office fixtures, computer equipment and industrial equipment needed at our distribution centers.

Cash flows used in financing activities in 2023 reflect issuances and repayment of debt, purchases of treasury shares, and payment of dividends to stockholders.

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, Interparfums SA entered into an approximately $55.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

In April 2021, Interparfums SA completed the acquisition of its headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft. The $142 million purchase price is in line with market value and includes the complete renovation of the site. As of December 31, 2023, $154 million of the purchase price, including approximately $3.1 million of acquisition costs, is included in building, equipment and leasehold improvements on the accompanying consolidated balance sheet. As of December 31, 2023, there was no cash held in escrow included in property, equipment and leasehold improvements on the accompanying consolidated balance sheet. In addition, Interparfums SA borrowed $17.0 million pursuant to a short-term loan equal to the VAT credit, and in July 2021, the $17.0 million VAT credit was reimbursed by the French Tax Authorities and the loan was repaid. The acquisition was financed by a 10-year €120 million (approximately $132.6 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2023, and by short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2023 consist of a $25.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $8 million in credit lines provided by a consortium of international financial institutions. Balances due from short-term borrowings totaled $4.4 million and $0 million as of December 31, 2023 and 2022, respectively.

In December 2022, our Board of Directors authorized a share repurchase program for our outstanding common stock. During 2023, the Company repurchased 116,860 shares at a cost of $15.4 million. These shares are classified as treasury shares on the accompanying consolidated balance sheet. In February 2024, our Board of Directors authorized the Company to continue repurchasing up to 130,000 shares throughout 2024.

In February 2021, our Board of Directors authorized an annual dividend of $1.00 per share, payable quarterly. In February 2022, our Board of Directors authorized a 100% increase in the annual dividend to $2.00 per share and in February 2023 the Board of Directors increased the annual dividend to $2.50 per share. Just recently, in February 2024, the Board of Directors further increased the annual dividend to $3.00 per share. The next quarterly cash dividend of $0.75 per share is payable on March 29, 2024, to shareholders of record on March 15, 2024. Dividends paid, including dividends paid once per year to noncontrolling stockholders of Interparfums SA, aggregated $100.3 million, $79.8 million and $41.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The cash dividends to be paid in 2024 are not expected to have any significant impact on our financial position.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2023 as they were either offset by price increases we passed onto our respective customers or operating efficiencies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

General

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Interparfums SA, whose functional currency is the euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

As of December 31, 2023, we had foreign currency contracts in the form of forward exchange contracts of approximately U.S. $61.0 million and GB £2.5 million with maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

Interest Rate Risk Management

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt.

Changes in Registrant's Certifying Accountant

Inter Parfums, Inc. (the "Company") was notified that Mazars USA LLP ("Mazars"), the Company's independent registered public accounting firm, entered into a transaction with FORVIS, LLP ("FORVIS") whereby substantially all of the partners and employees of Mazars joined FORVIS. As a result on the effective date of June 1, 2024, FORVIS changed its name to Forvis Mazars, LLP, and Mazars resigned as the Company's independent registered public accounting firm. The Audit Committee of the Company's Board of Directors has appointed Forvis Mazars, LLP to serve as the Company's independent registered public accounting firm effective June 1, 2024.

During the past two fiscal years and through June 1, 2024, there were no adverse opinions or disclaimer of opinion issued by Mazars, and no Mazars's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles was qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company's two most recent fiscal years and any subsequent interim period preceding June 1, 2024, there were no disagreements with Mazars on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Mazars, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent auditor, Mazars USA LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears on the following page.

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors

Michel Atwood
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and
the Board of Directors of Inter Parfums, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and the schedule listed in the Index in Item 15(a)(2) (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework: (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors

of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involve especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Note 8 to the consolidated financial statements, the Company's consolidated Trademarks (indefinite lives) balance of $108.8 million at December 31, 2023, which included $11.3 million of the Rochas Fashion indefinite life intangible asset.

The principal considerations in determining management's annual impairment test for the Rochas Fashion intangible asset as a critical audit matter was due to the change in events and circumstances surrounding the Rochas Fashon brand trademark and complexity of management's estimates used in their evaluation of the fair value of the Rochas Fashion trademark. The significant assumptions used to estimate the fair value of the Rochas Fashion intangible asset included the forecasted revenue, operating margin, and discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions. Changes in these assumptions could have a significant impact on the fair value of the Rochas Fashion intangible asset, the amount of any impairment charge, or both.

We obtained an understanding, evaluated the design and tested the operating effectiveness of Company's controls over the Rochas Fashion intangible asset impairment review process, including management's review of the significant assumptions described above and controls over the completeness and accuracy of the data used to develop such estimates.

To test the estimated fair value of the Rochas Fashion intangible asset, our audit procedures included, among others, assessing the appropriateness of the valuation model used, evaluating the significant assumptions discussed above, and testing and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We compared the financial projections to the historical accuracy of management's estimates. We involved our valuation specialists to assist in our evaluation of the Company's model, valuation methodology and the discount rate.

MAZARS USA LLP

Mazars USA LLP
We have served as the Company's auditor since 2004.
New York, New York
February 27, 2024

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

Years Ended December 31,	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$88,462	$104,713
Short-term investments	94,304	150,833
Accounts receivable, net	247,240	197,584
Inventories	371,859	289,984
Receivables, other	7,012	28,803
Other current assets	29,458	15,650
Income taxes receivable	691	157
Total current assets	839,026	787,724
Property, equipment and leasehold improvements, net	169,222	166,722
Rights of use assets, net	28,613	27,964
Trademarks, licenses and other intangible assets, net	296,356	290,853
Deferred tax assets	14,545	11,159
Other assets	21,567	24,120
Total assets	$1,369,329	$1,308,542
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable - banks	$4,420	$–
Current portion of long-term debt	29,587	28,547
Current portion of lease liabilities	5,951	5,296
Accounts payable - trade	97,409	88,388
Accrued expenses	178,880	213,621
Income taxes payable	8,498	8,715
Total current liabilities	324,745	344,567
Long-term debt, less current portion	127,897	151,494
Lease liabilities, less current portion	24,517	24,335
Equity:		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued	–	-
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding, 32,004,660 and 31,967,300 shares on December 31, 2023, and 2022, respectively	32	32
Additional paid-in capital	98,565	90,186
Retained earnings	693,848	620,095
Accumulated other comprehensive loss	(40,188)	(56,056)
Treasury stock, at cost, 9,981,665 and 9,864,805 common shares on December 31, 2023, and 2022, respectively	(52,864)	(37,475)
Total Inter Parfums, Inc. shareholders' equity	699,393	616,782
Noncontrolling interest	192,777	171,364
Total equity	892,170	788,146
Total liabilities and equity	1,369,329	$1,308,542

(See accompanying notes to consolidated financial statements)

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

Years Ended December 31,	2023	2022	2021
Net sales	**$1,317,675**	$1,086,653	$879,516
Cost of sales	**478,597**	392,231	322,614
Gross margin	**839,078**	694,422	556,902
Selling, general, and administrative expenses	**587,696**	492,370	406,459
Impairment loss	**–**	7,749	2,393
Income from operations	**251,382**	194,303	148,050
Other expenses (income):			
Interest expense	**11,253**	3,599	2,825
Loss (gain) on foreign currency	**1,582**	1,921	(2,338)
Interest and investment income	**(10,729)**	(5,486)	(3,403)
Other (Income) expense	**(317)**	(50)	(53)
	1,789	84	(2,969)
Income before income taxes	**249,593**	194,219	151,019
Income taxes	**61,817**	43,182	40,992
Net income	**187,776**	151,037	110,027
Less: Net income attributable to the noncontrolling interest	**35,122**	30,099	22,616
Net income attributable to Inter Parfums, Inc.	**$152,654**	$120,938	$87,411
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	**$4.77**	$3.80	$2.76
Diluted	**4.75**	3.78	2.75
Weighted average number of shares outstanding:			
Basic	**31,994,328**	31,859,417	31,676,796
Diluted	**32,139,702**	31,988,753	31,835,408
Dividends declared per share	**$2.50**	$2.00	$1.00

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

Years ended December 31,	2023	2022	2021
Net income	**$187,776**	$151,037	$110,027
Other comprehensive income:			
Net derivative instrument (loss) income, net of tax	**(3,329)**	2,356	(1,367)
Transfer of OCI into earnings	**1,709**	992	-
Translation adjustments, net of tax	**24,042**	(29,683)	(42,967)
	22,422	(26,335)	(44,334)
Comprehensive income	**210,198**	124,702	65,693
Comprehensive income attributable to noncontrolling interests:			
Net income	**35,122**	30,099	22,616
Net derivative instrument income (loss), net of tax	**25**	647	(375)
Translation adjustments, net of tax	**6,529**	(9,358)	(11,524)
	41,676	21,388	10,717
Comprehensive income attributable to Inter Parfums, Inc.	**$168,522**	$103,314	$54,976

(See accompanying notes to consolidated financial statements.)

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

Years Ended December 31,	2023	2022	2021
Common stock, beginning and end of year	**$32**	$32	$32
Additional paid-in capital, beginning of year	**90,186**	87,132	75,708
Shares issued upon exercise of stock options	**8,025**	6,004	5,393
Share-based compensation	**1,246**	1,355	1,566
Shares issued for license acquisition	**–**	-	5,000
Transfer of subsidiary shares purchased	**(892)**	(4,305)	(535)
Additional paid-in capital, end of year	**$98,565**	$90,186	$87,132
Retained earnings, beginning of year	**620,095**	560,663	503,567
Net income	**152,654**	120,938	87,411
Dividends	**(80,047)**	(63,743)	(31,690)
Stock-based compensation	**1,146**	2,237	1,375
Retained earnings, end of year	**$693,848**	$620,095	$560,663
Accumulated other comprehensive loss, beginning of year	**(56,056)**	(38,432)	(5,997)
Foreign currency translation adjustment, net of tax	**17,513**	(20,325)	(31,443)
Transfer from other comprehensive income into earnings	**1,709**	992	-
Net derivative instrument gain, net of tax	**(3,354)**	1,709	(992)
Accumulated other comprehensive loss, end of year	**$(40,188)**	$(56,056)	$(38,432)
Treasury stock, beginning of year	**(37,475)**	(37,475)	(37,475)
Shares repurchased	**(15,389)**	-	-
Treasury stock, end of year	**(52,864)**	(37,475)	(37,475)
Noncontrolling interest, beginning of year	**171,364**	166,412	166,615
Net income	**35,122**	30,099	22,616
Foreign currency translation adjustment, net of tax	**6,529**	(9,358)	(11,524)
Net derivative instrument loss, net of	**25**	647	(375)
Dividends	**(20,301)**	(16,056)	(9,836)
Share-based compensation	**180**	(282)	(293)
Transfer of subsidiary shares purchased	**(142)**	(98)	(791)
Noncontrolling interest, end of year	**$192,777**	$171,364	$166,412
Total equity	**$892,170**	$788,146	$738,332

(See accompanying notes to consolidated financial statements.)

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Years ended December, 31	2023	2022	2021
Cash flows from operating activities:			
Net income	**$187,776**	$151,037	$110,027
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including impairment loss	**17,331**	22,539	12,698
Provision for doubtful accounts	**(1,734)**	2,353	853
Noncash stock compensation	**2,525**	3,143	2,853
Share of income of equity investment	**(317)**	49	(53)
Non cash lease expense	**5,448**	4,980	7,302
Deferred tax expense (benefit)	**(2,987)**	(3,604)	(465)
Change in fair value of derivatives	**(301)**	227	65
Changes in:			
Accounts receivable	**(36,843)**	(59,640)	(45,395)
Inventories	**(73,700)**	(98,297)	(49,815)
Other assets	**11,868**	(13,651)	(16,725)
Operating lease liabilities	**(5,290)**	(4,795)	(7,503)
Accounts payable and accrued expenses	**3,064**	64,738	103,046
Income taxes, net	**(1,066)**	3,952	2,698
Net cash provided by operating activities	**105,774**	73,031	119,586
Cash flows from investing activities:			
Purchases of short-term investments	**(221,111)**	(1,038)	(55,691)
Proceeds from sale of short-term investments	**281,741**	896	10,644
Purchase of property, equipment and leasehold improvements	**(6,465)**	(33,756)	(141,274)
Payment for intangible assets acquired	**(46,903)**	(56,746)	(1,545)
Net cash provided by (used in) investing activities	**7,262**	(90,644)	(187,866)
Cash flows from financing activities:			
Proceeds from loans payable, bank	**4,325**	-	-
Proceeds from issuance of long-term debt	**–**	52,492	157,382
Repayment of long-term debt	**(28,800)**	(19,861)	(43,056)
Proceeds from exercise of options	**8,025**	6,003	5,393
Purchase of subsidiary shares from noncontrolling interests	**(1,027)**	(4,403)	-
Dividends paid	**(80,047)**	(63,743)	(31,690)
Dividends paid to noncontrolling interests	**(20,301)**	(16,056)	(9,836)
Purchase of treasury stock	**(15,389)**	-	-
Net cash (used in) provided by financing activities	**(133,214)**	(45,568)	78,193
Effect of exchange rate changes on cash	**3,927**	(493)	(11,207)
Net decrease in cash and cash equivalents	**(16,251)**	(63,674)	(1,294)
Cash and cash equivalents – beginning of year	**104,713**	168,387	169,681
Cash and cash equivalents – end of year	**$88,462**	$104,713	$168,387
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	**$5,823**	$2,987	$2,468
Income taxes	**60,990**	38,492	40,497

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and its Significant Accounting Policies

Business Of The Company

Inter Parfums, Inc. and its subsidiaries (the "Company") are in the fragrance business and manufacture and distribute a wide array of prestige fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Jimmy Choo, Montblanc, Coach and GUESS brand names. As a percentage of net sales, product sales for the Company's largest brands were as follows:

Year Ended December 31,	2023	2022	2021
Jimmy Choo	**17%**	18%	19%
Montblanc	**17%**	18%	18%
Coach	**15%**	15%	16%
GUESS	**12%**	12%	12%
Donna Karan/DKNY	**7%**	3%	-
Ferragamo	**5%**	5%	1%

Basis Of Preparation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including 72% owned Interparfums SA, a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

Management Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

Cash And Cash Equivalents And Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company also has short-term investments which consist of marketable equity securities, certificates of deposit and other contracts with maturities greater than three months. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes its credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions. Substantially all cash and cash equivalents are primarily held at financial institutions outside the United States and are readily convertible into U.S. dollars.

Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for doubtful accounts or balances which are estimated to be uncollectible, which aggregated $2.1 million and $4.7 million as of December 31, 2023, and 2022, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position, as well as previously established buying patterns.

Inventories

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and are stated at the lower of cost and net realizable value, with cost being determined on the first-in, first-out method. Cost components include raw materials, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers.

Derivatives

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative

(in thousands, except share and per share data)

instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in their fair value are recorded in earnings immediately.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight line method over the estimated useful lives for furniture and equipment, which range between three and fifteen years. Depreciation on buildings and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful asset lives, which range between seven and fifty years. Depreciation provided on equipment used to produce inventory, such as tools and molds, is included in cost of sales.

Long-Lived Assets

Indefinite-lived intangible assets principally consist of trademarks which are not amortized. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more-likely-than-not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 10.39% and 9.80% in 2023 and 2022, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels, future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

Intangible assets subject to amortization principally consist of licenses and are amortized on a straight-line basis over the shorter of the license term or estimated economic life, ranging from three to twenty years. Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

Revenue Recognition

The Company sells its products to department stores, perfumeries, specialty stores and domestic and international wholesalers and distributors. Our revenue contracts represent single performance obligations to sell our products to customers. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars, and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. The substantial majority of our revenue is recognized at a point in time when control of the promised goods is transferred to customers based on agreed upon shipping terms, which usually occurs upon delivery. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those goods. Net sales are comprised of gross revenues less incentives to customers such as returns, trade discounts and allowances, which give rise to variable consideration. The Company does not bill its customers' freight and handling charges. All shipping and handling costs, which aggregated $14.2 million, $15.8 million and $10.0 million in 2023, 2022 and 2021, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk. In 2023, Macys, our top retail customer, accounted for approximately 12% of net sales. No one customer represented 10% or more of net sales in 2022 and 2021.

Sales Returns

Generally, the Company does not permit customers to return their unsold products. However, for U.S. based customers, we allow returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we consider include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records its estimate of potential sales returns as a reduction of sales and cost of sales with corresponding entries to accrued expenses, to record the refund liability, and inventory, for the right to recover goods from the customer. The refund liability associated with estimated returns was $5.5 million and $8.6 million at December 31, 2023 and 2022, respectively, and the amounts recognized for the rights to recover products was $2.4 million and $3.2 million at December 31, 2023 and 2022, respectively. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Payments to Customers

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $259.9 million, $212.4 million and $171.1 million for 2023, 2022 and 2021, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $52.3 million, $43.1 million and $36.9 million in 2023, 2022 and 2021, respectively.

Package Development Costs

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

Operating Leases

The Company leases its offices and warehouses, vehicles, and certain office equipment, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

License Agreements

The Company's license agreements generally provide the Company with worldwide rights to manufacture, market and sell prestige fragrances and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 to 15 years and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, excluding potential renewal periods, range from approximately 1 to 12 years. Under each license, the Company is required to pay royalties in the range of 6% to 10% to the licensor, at least annually, based on net sales to third parties.

In certain cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Most license agreements require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Most of our prestige fragrance brands are licensed from

unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently enacted tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. Accrued interest and penalties are included within the related tax asset or liability in the accompanying consolidated financial statements

Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

Treasury Stock

The Board of Directors has authorized share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations are made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU updates reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance and allocate resources. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods for fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. We are currently evaluating the impact of adopting this ASU on our disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU includes amendments requiring enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and shall be applied on a prospective basis with the option to apply retrospectively. We are currently evaluating the impact of adopting this ASU on our disclosures.

There are no other recent accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

Reclassifications

Certain prior year amounts in the accompanying notes to consolidated financial statements have been reclassified to conform with current period presentation.

Correction of Immaterial Misstatements in Prior Period Financial Statements

During the year ended December 31, 2023, the Company identified an error that caused an overstatement of line items on the previously reported consolidated statement of cash flows. The error does not impact any other consolidated financial statement included herein. Specifically, the error related to the timing of payments to Lacoste in accordance with the acquisition agreement of the Lacoste trademark in 2022 which required a payment in 2022 and an additional payment in 2023. In the 2022 consolidated statement of cash flow, the payment was reported to have been made in full during 2022. This error had no impact on net income or earnings per share for the year ended December 31, 2022. The impact of the error resulted in a movement of $42.1 million between "Change in Accounts payable and accrued expenses" within operating cash flows and "Payment for intangible assets acquired" within investing cash flows.

In accordance with Staff Accounting Bulletin ("SAB") No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the errors and determined that the impact was not material to any of our previously issued financial statements.

The following table presents a summary of the impact by financial statement line item of the corrections for the year ended December 31, 2022:

Consolidated Statement of Cash Flows

(In thousands) Years ended December 31, 2022	As previously reported	Adjustment	As revised
Change in Accounts payable and accrued expenses	106,857	(42,119)	$64,738
Net cash provided by operating activities	115,150	(42,119)	73,031
Payment for intangible assets acquired	(98,865)	42,119	(56,746)
Net cash used in investing activities	(132,763)	42,119	(90,644)

(2) Impact of COVID-19 Pandemic

Our business has continued to significantly improve throughout 2021, 2022, and 2023 after the disastrous effects of the COVID-19 Pandemic starting in early 2020, as retail stores reopened, and consumers increased online purchasing. While the COVID-19 Pandemic had significantly restricted international travel, the travel retail business has picked up. We experienced significant strains on our supply chain causing disruptions affecting the procurement of components, the ability to transport goods, and related cost increases. These disruptions came at a time when demand for our product lines has never been stronger or more sustained. We have addressed this issue since the beginning of 2021, by ordering well in advance of need and in larger quantities. Since 2021, we have strived to carry more inventory overall, source the same components from multiple suppliers and when possible, manufacture products closer to where they are sold. The supply chain bottlenecks are largely abated.

(3) Recent Agreements

Abercrombie & Fitch

In 2023, we announced our agreement to distribute Abercrombie & Fitch's number one men's fragrance, Fierce, in selected markets. The first phase of the agreement, which became effective on September 1, 2023, covers Fierce distribution in certain major markets, including Europe, Mexico and Australia. The second phase, which activated in February 2024, covers distribution in additional markets in Western Europe and Latin America, and may include other flankers of the Fierce family of products.

Roberto Cavalli

In July 2023, we closed a transaction agreement with Roberto Cavalli, whereby an exclusive and worldwide license was granted for the production and distribution of Roberto Cavalli brand perfumes and fragrance related products. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in July 2023 and will last for 6.5 years.

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in January 2024 and will last for 15 years.

Dunhill

The Dunhill fragrance license expired on September 30, 2023 and was not renewed. The Company has now entered the twelve-month sell-off period during which it will maintain the right to sell-off remaining Dunhill fragrance inventory, which is customary in the fragrance industry. All usable components have been converted to finished goods, and any remaining components will be destroyed.

Donna Karan and DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan

and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we have gained several well-established and valuable fragrance franchises, most notably Donna Karan Cashmere Mist and DKNY Be Delicious, as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Inter Parfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license became effective July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

Rochas Fashion

As a result of operational challenges faced by the Rochas Fashion business we took a $2.4 million impairment charge on our Rochas fashion trademark in the first quarter of 2021. In the fourth quarter of 2022, we again took a $6.8 million impairment charge on the Rochas fashion trademark after an independent expert concluded that the valuation of the trademark was $11.3 million. In 2023, the Rochas teams underwent a strategic shift to take over their own brand operations, exiting contracts with manufacturers and distributors to make this new structure operational beginning in 2024. An independent expert concluded that the valuation based on this new business model would not require additional impairments.

Land and Building Acquisition Headquarters in Paris

In April 2021, Interparfums SA, our 72% owned French subsidiary, completed the acquisition of its headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft.

The purchase price included the complete renovation of the site. As of December 31, 2023, $154 million (€139 million) of the purchase price, including approximately $3.1 million of acquisition costs, is included in property, equipment and leasehold improvements on the accompanying consolidated balance sheet. The purchase price has been allocated approximately $63.3 million to land and $90.7 million to the building. The building, which was delivered on February 28, 2022, includes the building structure, development of the property, façade waterproofing, general and technical installations and interior fittings that will be depreciated over a range of 7 to 50 years. The Company has elected to depreciate the building cost based on the useful lives of its components. As of December 31, 2023, there was no cash held in escrow included in property, equipment and leasehold improvements on the accompanying consolidated balance sheet.

The acquisition was financed by a 10-year €120 million (approximately $132.6 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap effectively exchanges the variable interest rate to a fixed rate of approximately 1.1%.

(4) Inventories

Year Ended December 31,	2023	2022
Raw materials and component parts	**$158,733**	$146,772
Finished goods	**213,126**	143,212
	$371,859	$289,984

Overhead included in inventory aggregated $5.4 million and $3.4 million as of December 31, 2023 and 2022, respectively. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based upon sales forecasts and the physical condition of the inventories. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory reserves aggregated $21.5 million and $11.4 million as of December 31, 2023 and 2022, respectively.

(in thousands, except share and per share data)

(5) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2023

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	**$94,304**	**$12,868**	**$80,614**	**$822**
Interest rate swaps	**3,909**	**–**	**3,909**	**–**
Foreign currency forward exchange contracts not accounted for using hedge accounting	**359**	**–**	**359**	**–**
Foreign currency forward exchange contracts accounted for using hedge accounting	**1,533**	**–**	**1,533**	**–**
	$100,105	**$12,868**	**$86,415**	**$822**

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2022

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	$150,833	$19,861	$130,174	$798
Interest rate swaps	6,758	–	6,758	–
Foreign currency forward exchange contracts accounted for using hedge accounting	$1,189	–	$1,189	–
	$158,780	$19,861	$138,121	798
Liabilities				
Foreign currency forward exchange contracts not accounted for using hedge accounting	68	–	68	–
	68	–	68	–

The carrying amount of cash and cash equivalents including money market funds, short-term investments including marketable equity securities, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on

the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debt with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps is the discounted net present value of the swaps using third party quotes from financial institutions.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes from financial institutions.

(6) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued, and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings.

In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a €50 million (approximately $55.3 million) 4-year term loan with a variable interest rate. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. This swap is a hedged derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in other comprehensive income.

In connection with the April 2021 acquisition of the office building complex in Paris, €120 million (approximately $132.6 million) of the purchase price was financed through a 10-year term loan. The Company entered into interest rate swap contracts related to €80 million of the loan, effectively exchanging the variable interest rate to a fixed rate of approximately 1.1%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income (loss) and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying income statements. Such gains and losses were immaterial in each of the years in the three-year period ended December 31, 2023. Interest expense includes a loss of $2.8 million in 2023 and a gain of $6.3 million and $0.2 million in 2022 and 2021, respectively, resulting from an interest rate swap.

All derivative instruments are reported as either assets or liabilities on the consolidated balance sheet measured at fair value. The valuation of interest rate swaps is included in long-term debt on the accompanying consolidated balance sheets. The valuation of foreign currency forward exchange contracts at December 31, 2023 and December 31, 2022, resulted in an asset and is included in other current assets on the accompanying consolidated balance sheets.

At December 31, 2023, the Company had foreign currency contracts in the form of forward exchange contracts with notional amounts of approximately U.S. $61.0 million and GB £2.5 million which all have maturities of less than one year.

(7) Property, Equipment and Leasehold Improvements

Year Ended December 31,	2023	2022
Land and Building (construction in progress)	**$157,057**	$148,137
Equipment	**62,384**	59,689
Leasehold Improvements	**2,364**	2,293
	$221,805	$210,119
Less accumulated depreciation and amortization	**52,583**	43,397
	$169,222	$166,722

(in thousands, except share and per share data)

(8) Trademarks, Licenses and Other Intangible Assets

2023	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	**$108,760**	**$-**	**$108,760**
Trademarks (finite lives)	**42,752**	**66**	**42,686**
Licenses (finite lives)	**215,307**	**73,264**	**142,043**
Other intangible assets (finite lives)	**19,524**	**16,657**	**2,867**
Subtotal	**277,583**	**89,987**	**187,596**
Total	**$386,343**	**$89,987**	**$296,356**

2022	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$105,022	$-	$105,022
Trademarks (finite lives)	41,267	64	41,203
Licenses (finite lives)	205,235	63,535	141,700
Other intangible assets (finite lives)	17,849	14,921	2,928
Subtotal	264,351	78,520	185,831
Total	$369,373	$78,520	$290,853

Amortization expense was $7.5 million, $6.8 million and $5.9 million in 2023, 2022 and 2021, respectively. Amortization expense is expected to approximate $14.3 million in 2024, $13.6 million in 2025, $12.0 million in 2026, and $11.4 million in 2027 and 2028. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 14.3 years and 2.5 years, respectively, and 14 years on average.

The Company reviews intangible assets with indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $0 million, $6.8 million and $2.4 million in 2023, 2022 and 2021, respectively, relating to our Rochas fashion business and an impairment charge for trademarks with indefinite useful lives of $0.9 million in 2022 relating to our Intimate trademark. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 10.39%, 9.80%, and 7.47% as of December 31, 2023, 2022 and 2021, respectively. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions it has made in projecting future cash flows for the evaluations described above are reasonable and currently no other impairment indicators exist for our indefinite-lived assets. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to twenty years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Trademarks (finite lives) primarily represent Lanvin brand names and trademarks and in connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks on July 1, 2027 for €70 million (approximately $77 million), representing the residual value, in accordance with an amendment signed in 2021. Because the residual value of the intangible asset exceeds its carrying value, the asset is not being amortized.

(9) Accrued Expenses

Accrued expenses consist of the following:

Year Ended December 31,	2023	2022
Advertising liabilities	**$64,815**	$42,338
Salary (including bonus and related taxes)	**23,546**	21,128
Royalties	**27,477**	26,532
Due vendors (not yet invoiced)	**41,859**	105,869
Retirement reserves	**10,444**	8,001
Refund (return) liability	**5,507**	8,604
Other	**5,232**	1,149
	$178,880	$213,621

(10) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company and its domestic subsidiaries have available a $25 million unsecured revolving line of credit due on demand, which bears interest at the daily Secured Overnight Financing Rate ("SOFR") plus 2% (the SOFR was 5.3% as of December 31, 2023). The line of credit which has a maturity date of December 13, 2024, is expected to be renewed on an annual basis. Borrowings outstanding pursuant to lines of credit were zero as of December 31, 2023 and 2022.

The Company's foreign subsidiaries have available credit lines totaling approximately $8 million provided by a consortium of international financial institutions. These credit lines bear interest at EURIBOR plus between 0.6% and 0.9% (EURIBOR was 3.96% at December 31, 2023). Borrowings outstanding pursuant to lines of credit were $4.4 million and $0 million as of December 31, 2023 and 2022.

The weighted average interest rate on short-term borrowings was 4.5% and 0% as of December 31, 2023 and 2022.

(11) Long-term Debt

Long-term debt consists of the following:

Year Ended December 31	2023	2022
$55.3 million payable in 48 equal monthly installments of $1.1 million beginning in December 2022, bearing interest at one-month Euribor plus 0.825%	**$40,334**	$52,061
$132.6 million payable in 120 equal monthly installments of $1.1 million beginning in April 2021, bearing interest at one-month Euribor plus 0.75%	**95,576**	104,758
$15.0 million payable in 14 equal annual installments of $1.1 million beginning in January 2020 including interest imputed at 4.1% per annum	**9,172**	9,890
$17 million payable in 10 equal annual installments of $1.7 million beginning in October 2021 including interest imputed at 2.0% per annum	**12,402**	13,332
	$157,484	$180,041
Less current maturities	**29,587**	28,547
Total	**$127,897**	$151,494

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, the Company entered into a $55.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1-month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

In April 2021, to finance the acquisition of Interparfums SA's corporate headquarters, the Company entered into a $132.6 million (€120 million) ten-year credit agreement. Approximately $88.4 million (€80.0 million) of the variable rate debt was swapped for variable interest rate debt with maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Maturities of long-term debt subsequent to December 31, 2023 are approximately $29.6 million in 2024, $29.8 million in 2025, $28.6 million in 2026, $15.9 million in 2027, $15.9 million in 2028, and $37.7 million thereafter through 2033.

(12) Commitments

Leases

The Company leases its offices, warehouses and vehicles, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

In determining lease asset value, the Company considers fixed or variable payment terms, prepayments, incentives, and options to extend or terminate, depending on the lease. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. The Company generally uses its incremental borrowing rate based on information available at the lease commencement date for the location in which the lease is held in determining the present value of lease payments.

As of December 31, 2023, the weighted average remaining lease term was 5.1 years and the weighted average discount rate used to determine the operating lease liability was 3.0%. Rental expense related to operating leases was $5.8 million, $5.6 million, and $8.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Operating lease payments included in operating cash flows totaled $5.3 million, $4.8 million, and $7.5 million in 2023, 2022, and 2021, respectively. Noncash additions to operating lease assets in totaled $4.8 million, $0.3 million, and $12.2 million in 2023, 2022, and 2021, respectively.

Maturities of lease liabilities subsequent to December 31, 2023 are as follows:

(in thousands)	
2024	$6,370
2025	6,031
2026	5,276
2027	5,389
2028	5,372
Thereafter	3,529
	31,967
Less imputed interest (based on 3.0% weighted-average discount rate)	(1,499)
	$30,468

License Agreements

The Company is party to a number of licenses and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2039. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2024	$288,005
2025	280,721
2026	251,718
2027	233,945
2028	243,286
Thereafter	1,055,918
	$2,353,593

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2023, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $103.8 million, $87.0 million and $68.9 million, in 2023, 2022 and 2021, respectively, and represented 7.9%, 8.0% and 7.8% of net sales for the years ended December 31, 2023, 2022 and 2021, respectively.

(13) Equity

Share-Based Payments

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested aggregated $1.2 million, $1.3 million and $1.4 million in 2023, 2022 and 2021, respectively. Compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures are estimated based on historic trends. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2023:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	**168,730**	**$16.31**
Nonvested options granted	**47,500**	**$35.08**
Nonvested options vested or forfeited	**(94,130)**	**$15.19**
Nonvested options -end of year	**122,100**	**$24.47**

The effect of share-based payment expenses decreased income statement line items as follows:

Year Ended December 31,	2023	2022	2021
Income before income taxes	**$2,525**	$3,143	$2,850
Net Income attributable to Inter Parfums, Inc.	**1,700**	2,036	1,880
Earnings per share attributable to Inter Parfums, Inc.	**0.05**	0.06	0.06

The following table summarizes stock option activity and related information for the years ended December 31, 2023, 2022 and 2021:

Year Ended December 31,	2023		2022		2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Shares under option- beginning of year	**441,580**	**$67.30**	524,900	$57.58	713,210	$52.74
Options granted	**47,500**	**147.71**	62,000	97.84	9,000	62.18
Options exercised	**(154,220)**	**52.04**	(136,880)	43.86	(156,490)	34.46
Options forfeited	**(25,890)**	**76.32**	(8,440)	67.65	(40,820)	62.57
Shares under option- end of year	**308,970**	**$86.52**	441,580	$67.30	524,900	$57.58

At December 31, 2023, options for 537,365 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $17.9 million as of December 31, 2023 and unrecognized compensation cost related to stock options outstanding aggregated $2.9 million, which will be recognized over the next five years.

The weighted average fair values of options granted by Inter Parfums, Inc. during 2023, 2022 and 2021 were $35.08, $20.36 and $11.35 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value.

The assumptions used in the Black-Scholes pricing model are set forth in the following table:

Year Ended December 31,	2023	2022	2021
Weighted average expected stock-price volatility	**29%**	26%	25%
Weighted average expected option life	**4.0 yrs**	4.0 yrs	5.0 yrs
Weighted average risk-free interest rate	**3.8%**	4.0%	0.4%
Weighted average dividend yield	**2.0%**	2.4%	1.6%

Expected volatility is estimated based on historic volatility of the Company's common stock. The expected term of the option is estimated based on historic data. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would maintain its current payout ratio as a percentage of earnings.

Proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

Year Ended December 31,	2023	2022	2021
Proceeds from stock options exercised	**$8,025**	$6,003	$5,393
Tax benefits	**$1,150**	$800	$1,300
Intrinsic value of stock options exercised	**$11,578**	$6,760	$7,800

The following table summarizes additional stock option information as of December 31, 2023:

Exercise Price	Options Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Exercisable
$62.18 – $69.11	**100,680**	**1.05 years**	**96,180**
$73.09	**104,790**	**2.00 years**	**79,490**
$97.84	**56,000**	**5.00 years**	**11,200**
$147.71	**47, 500**	**6.00 years**	**–**
Totals	**308,970**	**2.85 years**	**186,870**

(in thousands, except share and per share data)

As of December 31, 2023, the weighted average exercise price of options exercisable was $70.60 and the weighted average remaining contractual life of options exercisable is 1.67 years. The aggregate intrinsic value of options exercisable at December 31, 2023 is $13.7 million.

In December 2018, Interparfums SA approved a plan to grant an aggregate of 26,600 shares of its stock to employees with no performance condition requirement, and an aggregate of 133,000 shares to officers and managers, subject to certain corporate performance conditions. The corporate performance conditions were met and therefore in June 2022, 211,955 shares, adjusted for stock splits, were distributed. The aggregate cost of the grant of approximately $4.8 million was recognized as compensation cost on a straight-line basis over the requisite three-year service period.

In March 2022, Interparfums SA approved an additional plan to grant an aggregate of 88,400 shares to all Interparfums SA employees and corporate officers having more than six months of employment at grant date, subject to certain corporate performance conditions. The shares, subject to adjustment for stock splits, will be distributed in June 2025 and will follow the same guidelines as the December 2018 plan.

The fair value of the grant had been determined based on the quoted stock price of Interparfums SA shares as reported by the Euronext on the date of grant. The estimated number of shares to be distributed of 93,405 has been determined taking into account employee turnover. The aggregate cost of the grant of approximately $4.2 million will be recognized as compensation cost on a straight-line basis over the requisite three and a quarter year service period.

Similar to the December 2018 plan, in order to avoid dilution of the Company's ownership of Interparfums SA, all shares distributed or to be distributed pursuant to these plans will be pre-existing shares of Interparfums SA, purchased in the open market by Interparfums SA. During the year ended December 31, 2023, the Company acquired 87,609 shares at an aggregate cost of $4.1 million.

All share purchases and issuances have been classified as equity transactions on the accompanying consolidated balance sheet.

Dividends

In February 2021, the Board of Directors authorized an annual dividend of $1.00, payable quarterly. In February 2022, the Board of Directors authorized a 100% increase in the annual dividend to $2.00 per share and in February 2023, the Board of Directors increased the annual dividend to $2.50 per share. In February 2024, the Board of Directors further increased the annual dividend to $3.00 per share. The next quarterly cash dividend of $0.75 per share is payable on March 29, 2024 to shareholders of record on March 15, 2024.

(14) Net Income Attributable to Inter Parfums, Inc. Common Shareholders

Net income attributable to Inter Parfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Inter Parfums, Inc. by the weighted average number of shares outstanding. Net income attributable to Inter Parfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

Year Ended December 31,	2023	2022	2021
Numerator			
Net Income attributable to Inter Parfums, Inc.	**$152,654**	$120,938	$87,411
Denominator:			
Weighted average shares	**31,994,328**	31,859,417	31,676,796
Effect of dilutive securities:			
Stock options	**145,374**	129,336	158,612
Denominator for diluted earnings per share	**32,139,702**	31,988,753	31,835,408
Earnings per share:			
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	**$4.77**	$3.80	$2.76
Diluted	**$4.75**	$3.78	$2.75

Not included in the above computations is the effect of anti dilutive potential common shares, which consist of outstanding options to purchase 0, 38,000, and 175,000 shares of common stock for 2023, 2022, and 2021, respectively.

(15) Segments and Geographical Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. Both European and United States based operations primarily represent the sale of prestige brand name fragrances.

Information on the Company's operations by segments is as follows:

Year Ended December 31,	2023	2022	2021
Net sales:			
United States	**$455,758**	$342,644	$216,559
Europe	**863,397**	744,075	663,290
Eliminations of intercompany sales	**(1,480)**	(66)	(333)
	$1,317,675	$1,086,653	$879,516
Net income attributable to Inter Parfums, Inc.:			
United States	**$63,781**	$43,745	$29,359
Europe	**89,250**	77,193	57,869
Eliminations	**(377)**	-	183
	$152,654	$120,938	$87,411
Depreciation and amortization expense including impairment loss:			
United States	**$6,517**	$6,355	$3,835
Europe	**10,814**	16,184	8,863
	$17,331	$22,539	$12,698
Interest and investment income:			
United States	**$346**	$66	$3
Europe	**10,810**	5,769	3,526
Eliminations	**(427)**	(349)	(126)
	$10,729	$5,486	$3,403
Interest expense:			
United States	**$1,351**	$1,100	$636
Europe	**10,329**	2,848	2,315
Eliminations	**(427)**	(349)	(126)
	$11,253	$3,599	$2,825
Income tax expense:			
United States	**$15,180**	$6,920	$5,336
Europe	**46,763**	36,262	35,607
Eliminations	**(126)**	-	49
	$61,817	$43,182	$40,992
Total assets:			
United States	**$344,341**	$278,090	$247,703
Europe	**1,066,684**	1,052,004	931,735
Eliminations	**(41,696)**	(21,552)	(34,074)
	$1,369,329	$1,308,542	$1,145,364

(in thousands, except share and per share data)

Segments and Geographical Areas continued

Year Ended December 31,	2023	2022	2021
Additions to long-lived assets:			
United States	**$1,277**	$2,318	$2,711
Europe	**5,188**	31,438	138,563
	$6,465	$33,756	$141,274
Total long-lived assets:			
United States	**$57,372**	$61,539	$63,094
Europe	**436,819**	423,999	334,033
	$494,191	$485,538	$397,127
Deferred tax assets:			
United States	**$2,175**	$2,906	$870
Europe	**12,244**	8,253	7,066
Eliminations	**126**	-	-
	$14,545	$11,159	$7,936

United States export sales were approximately $230.5 million, $180.0 million and $133.4 million in 2023, 2022 and 2021, respectively. Consolidated net sales to customers by region are as follows:

Year Ended December 31,	2023	2022	2021
North America	**$511,700**	$421,000	$346,900
Europe	**404,400**	333,400	271,600
Asia	**191,800**	163,600	135,200
Middle East	**107,300**	87,800	61,000
Central and South America	**92,700**	69,900	56,400
Other	**9,800**	11,000	8,400
	$1,317,700	$1,086,700	$879,500

Consolidated net sales to customers in major countries are as follows:

Year Ended December 31,	2023	2022	2021
United States	**$493,200**	$410,000	$344,100
France	**$51,000**	$44,800	$44,000
Russia	**$50,100**	$33,964	$43,400
United Kingdom	**$47,500**	$37,900	$38,500

(16) Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions.

The Company assessed its uncertain tax positions and determined that it has no material uncertain tax position at December 31, 2023.

The components of income before income taxes consist of the following:

Year Ended December 31,	2023	2022	2021
U.S. operations	**$78,962**	$50,250	$34,742
Foreign operations	**170,631**	143,969	116,277
	$249,593	$194,219	$151,019

The provision for current and deferred income tax expense (benefit) consists of the following:

Year Ended December 31,	2023	2022	2021
Current:			
Federal	**$12,062**	$6,829	$4,825
State and local	**712**	658	518
Foreign	**52,186**	39,458	36,164
	$64,960	$46,945	$41,507
Deferred:			
Federal	**199**	(802)	4
State and local	**19**	(49)	11
Foreign	**(3,361)**	(2,912)	(530)
	(3,143)	(3,763)	(515)
Total income tax expense	**$61,817**	$43,182	$40,992

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2023	2022
Net Deferred tax assets:		
Foreign net operating loss carry-forwards	**$218**	$554
Inventory and accounts receivable	**3,138**	3,880
Profit sharing	**3,505**	2,871
Stock option compensation	**613**	716
Effect of inventory profit elimination	**10,957**	9,342
Other	**1,674**	266
Total gross deferred tax assets, net	**20,105**	17,629
Valuation allowance	**(296)**	(554)
Net deferred tax assets	**19,809**	17,075
Deferred tax liabilities (long-term)		
Building expenses	**(1,327)**	(1,356)
Trademarks and licenses	**(2,238)**	(2,160)
Unrealized gain on marketable equity securities	**(1,044)**	(1,745)
Other	**(655)**	(655)
Total deferred tax liabilities	**(5,264)**	(5,916)
Net deferred tax assets	**$14,545**	$11,159

Valuation allowances have been provided for deferred tax assets relating to foreign net operating loss carry-forwards as future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of the deferred tax assets.

No other valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company estimated the effect of global intangible low-taxed income ("GILTI") and has determined that it has no tax liability related to GILTI as of December 31, 2023, 2022 and 2021. The Company also estimated the effect of foreign derived intangible income ("FDII") and recorded a tax benefit of approximately $2.4 million, $1.5 million and $0.9 million as of December 31, 2023, 2022 and 2021, respectively.

A tax audit of our Company's French subsidiary was finalized in 2023 for the tax years 2020 and 2021. As a result of the audit's conclusions, a one-time assessment of € 2.8 million ($3.1 million) is included in tax expense in the consolidated statements of income. The Company's French subsidiary is no longer subject to foreign tax examination for years before 2022. At this point in time, the Company does not believe they will face any further assessments for tax years still open to audit.

The Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2020.

Differences between the United States federal statutory income tax rate and the effective income tax rate were as follows:

Year Ended December 31,	2023	2022	2021
Statutory rates	**21.0%**	21.0%	21.0%
State and local taxes, net of Federal benefit	**0.2**	0.2	0.3
Windfall benefit from exercise of stock options	**(0.4)**	(0.4)	(0.9)
Benefit of Foreign Derived Intangible Income	**(0.9)**	(0.8)	(0.6)
Effect of foreign taxes greater than U.S. statutory rates	**4.3**	3.1	7.4
Other	**0.6**	(0.9)	(0.1)
Effective rates	**24.8%**	**22.2%**	27.1%

(17) Accumulated Other Comprehensive Income Loss

The components of accumulated other comprehensive loss consist of the following:

Year Ended December 31,	2023	2022	2021
Net derivative instruments,beginning of year	**$1,709**	$(992)	$-
Net derivative instrument (loss) gain, net of tax	**(1,645)**	2,701	(992)
Net derivative instruments end of year	**64**	1,709	(992)
Cumulative translation adjustments, beginning of year	**(57,765)**	(37,440)	(5,997)
Translation adjustments	**17,513**	(20,325)	(31,443)
Cumulative translation adjustments, end of year	**(40,252)**	(57,765)	(37,440)
Accumulated other comprehensive loss	**$(40,188)**	$(56,056)	$(38,432)

(18) Reconciliation of Cash and Cash Equivalents to the Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows (in millions) as of December 31, 2021:

Year Ended December 31,	2021
Cash and cash equivalents per balance sheet	$159,613
Cash held in escrow included in other assets	8,774
Cash and cash equivalents per statement of cash flows	$168,387

(19) Related Party Transactions

In 2023, a foreign subsidiary of Inter Parfums, Inc. began leasing office space and receiving consulting services from affiliates of the Company's Chairman and principal stockholder. The Company incurred approximately $47,000 of expenses for these services in the year ended December 31, 2023.

THE MARKET FOR OUR COMMON STOCK

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth, in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

Fiscal 2023	High Closing Price	Low Closing Price
Fourth Quarter	**147.71**	**121.48**
Third Quarter	**150.70**	**129.06**
Second Quarter	**157.59**	**125.60**
First Quarter	**143.87**	**96.65**

Fiscal 2022	High Closing Price	Low Closing Price
Fourth Quarter	99.35	74.26
Third Quarter	86.78	70.02
Second Quarter	89.45	64.74
First Quarter	106.82	80.22

As of February 9, 2024, the number of record holders, which include brokers and broker nominees, etc., of our common stock was 25. We believe there are approximately 47,503 beneficial owners of our common stock

Dividends

In February 2021, our Board of Directors authorized an annual dividend of $1.00 per share, payable quarterly. In February 2022, our Board of Directors authorized a 100% increase in the annual dividend to $2.00 per share and in February 2023 the Board of Directors increased the annual dividend to $2.50 per share. Just recently, in February 2024, the Board of Directors further increased the annual dividend to $3.00 per share. The next quarterly cash dividend of $0.75 per share is payable on March 29, 2024, to shareholders of record on March 15, 2024.

Form 10-K

A copy of the company's 2023 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

Corporate Performance Graph

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index, the average performance the Company's peer group for the year ended December 31, 2022 (the "2022 Peer Group"), and the average performance of the Company's peer group for the year ended December 31, 2023 (the "2023 Peer Group"). The 2022 Peer Group consists of CCA Industries, Inc., Colgate-Palmolive Co., Estée Lauder Companies, Inc., Kimberly Clark Corp., Natural Health Trends Corp., Procter & Gamble Co., Revlon, Inc., Stephan Co., Summer Infant, Inc. and United Guardian, Inc. The 2023 Peer Group also includes Estée Lauder Companies, Inc. and Procter & Gamble Co. and replaces all other companies with e.l.f. Beauty, Inc., Coty Inc., L'Oréal SA, LVMH Moët Hennessy Louis Vuitton, Natura &Co Holding SS, Olaplex Holdings, Inc., and Shiseido Co Ltd. The Company changed its peer group in order to reflect the current competitive landscape in our industry more accurately. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Inter Parfums, Inc., The NASDAQ Composite Index, 2022 Peer Group and 2023 Peer Group
$300
$250
$200
$150
$100
$50
$0
12/18
12/19
12/20
12/21
12/22
12/23
Inter Parfums, Inc.
2022 Peer Group
Nasdaq Composite
2023 Peer Group

Below is the list of data points for each year that corresponds to the lines of the above graph:

	12/18	12/19	12/20	12/21	12/22	12/23
Inter Parfums, Inc.	100.00	112.73	94.40	168.99	156.49	**237.77**
NASDAQ Composite	100.00	136.69	198.10	242.03	163.28	**236.17**
2022 Peer Group	100.00	137.57	160.49	193.85	173.59	**161.94**
2023 Peer Group	100.00	142.28	167.60	202.03	171.31	**168.21**

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Robert Bensoussan-Torres
Co-founder of Sirius Equity,
a retail and branded luxury goods
investment company

Gérard Kappauf ("Kappauf")
Chief Executive Officer & Creative and
Editorial Director of the K Groupe,
which owns Citizen K Magazines in Paris
as well as Enkore Studio in Dubai.

Véronique Gabai-Pinsky
President of Startup Specialty
Fragrance Company and Former President,
Vera Wang Group

Gilbert Harrison
Chairman, Harrison Group, Inc.
Founder and Chairman Emeritus
Financo LLC

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Frédéric Garcia-Pelayo
Executive Vice President
Chief International Officer
Interparfums SA

Corporate Information

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
www.interparfumsinc.com

European Operations

Interparfums SA
10 rue de Solferino
75007 Paris, France
Tel. (1) 53-77-00-00

Interparfums Italia, Srl
Piazza della Repubblica, 6
50123 Firenze, Italy

Auditors
Mazars USA, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
EQ-American Stock Transfer
and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INTERPARFUMS, INC.

551 Fifth Avenue NY, NY 10176
Tel: 212 983 2640 Fax: 212 983 4197
www. interparfumsinc.com